Filed Pursuant to Rule 424(b)(2)

Registration No. 333-104037

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 5, 2003

$300,000,000

Standard Pacific Corp.

$150,000,000 5 1/8% Senior Notes due 2009

$150,000,000 6 1/4% Senior Notes due 2014

We will pay interest on the 5 1/8% Senior Notes due 2009 (the “2009 notes”) and the 6 1/4% Senior Notes due 2014 (the “2014 notes”) each April 1 and October 1. The first interest payment will be made on October 1, 2004. We may redeem some or all the notes at any time, as discussed under the caption “Description of Notes—Optional Redemption.”

The notes will be senior obligations of Standard Pacific and will rank equally with all of Standard Pacific’s other unsecured and unsubordinated indebtedness that is not guaranteed by or otherwise an obligation of a subsidiary of Standard Pacific.

Investing in the notes involves risks. See “ Risk Factors” on page S-7.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to Standard Pacific (1)
Per 2009 Note	100.00%	0.92%	99.08%
Total	$150,000,000	$1,380,000	$148,620,000
Per 2014 Note	100.00%	0.92%	99.08%
Total	$150,000,000	$1,380,000	$148,620,000

(1)	Plus accrued interest, if any, from March 17, 2004.

Delivery of the notes in book-entry form only will be made on or about March 17, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book Runner and Joint Lead Manager

Credit Suisse First Boston

Joint Lead Manager

Banc of America Securities LLC

Banc One Capital Markets, Inc.

Comerica Securities

PNC Capital Markets, Inc.

SunTrust Robinson Humphrey

The date of this prospectus supplement is March 11, 2004

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

SUMMARY

The following summary contains information about Standard Pacific and the offering of the notes. It may not contain all of the information that may be important to you in making a decision to purchase the notes. For a more complete understanding of Standard Pacific and the offering of the notes, we urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and the documents incorporated by reference, including our financial statements and the notes to those statements contained in such documents. Unless otherwise indicated or the context otherwise requires, references to the “notes” means the 2009 notes and the 2014 notes, and the terms “we,” “us” and “our” refer to Standard Pacific Corp., a Delaware corporation, and its predecessors and subsidiaries.

The Company

We are a leading geographically diversified builder of high-quality single-family homes. We construct homes within a wide range of price and size targeting a broad range of homebuyers. We have operations in major metropolitan areas in California, Texas, Arizona, Colorado, Florida and the Carolinas and have built homes for more than 62,000 families during our 38-year history. We entered the California market in 1966 and the Texas market in 1979 and operated primarily in these markets until 1998, at which time we began a geographic diversification strategy. Since that time, we have entered the following markets through start-ups and acquisitions:

Years Entered	Markets
1998	Phoenix
2000	Denver, Inland Empire (Southern California)
2002	South Florida, Orlando, Tampa, Southwest Florida, Charlotte, Raleigh/Durham
2003	Jacksonville, Sacramento

In 2003, the percentages of our home deliveries by state (including deliveries by unconsolidated joint ventures) were:

State	Percentage of Deliveries
California	39%
Florida	27
Arizona	19
Carolinas	7
Texas	5
Colorado	3

Total	100%

In addition to our core homebuilding operations, we also provide mortgage financing and title services to our homebuyers through our subsidiaries and joint ventures: Family Lending Services, WRT Financial, Westfield Home Mortgage, Universal Land Title of South Florida and SPH Title.

Our principal executive offices are located at 15326 Alton Parkway, Irvine, California 92618, and our telephone number is (949) 789-1600.

The Offering

Issuer	Standard Pacific Corp.

Securities Offered

2009 notes: We are offering $150 million aggregate principal amount of 5 1/8% Senior Notes due 2009. The 2009 notes will mature on April 1, 2009.

2014 notes: We are offering $150 million aggregate principal amount of 6 1/4% Senior Notes due 2014. The 2014 notes will mature on April 1, 2014.

Interest will accrue on the notes from March 17, 2004 and will be payable semi-annually on each April 1 and October 1, commencing October 1, 2004.

Optional Redemption	We may, at our option, redeem the notes in whole or in part from time to time, at the redemption price determined as described in the section “Description of Notes” under the heading “Optional Redemption.”

Change of Control	Upon a change of control as described in the section “Description of Notes,” you will have the right to require us to repurchase some or all of your notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. We cannot assure you that, upon a change of control, we will have sufficient funds to repurchase any of your notes.

Additional Offer to Purchase	Under certain circumstances, we may be required to make an offer to purchase a portion of the notes in the event of certain asset sales. For more details, see the section “Description of Notes” under the heading “Certain Covenants—Limitation on Asset Sales.”

Ranking

The notes are our general obligations and will not be secured by any collateral. Your right to payment under the notes will be:

•   junior to the rights of our secured creditors to the extent of their security in our assets;

•   equal with the rights of creditors under our other unsecured, unsubordinated debt not guaranteed by or otherwise an obligation of our subsidiaries; and

•   senior to the rights of creditors under those debts, if any, expressly subordinated to the notes.

At December 31, 2003, assuming we had completed this offering on that date, after application of the net proceeds, we would have had approximately $1,059.7 million of debt outstanding (including these notes and indebtedness of our subsidiaries, but excluding indebtedness relating to our mortgage banking operations), $148.9 million of which would have been subordinated to the notes and $36.7 million of which would have been senior to the notes.

The notes will also be effectively subordinated to all indebtedness and other liabilities of our subsidiaries. At December 31, 2003, the indebtedness and other liabilities of our subsidiaries totaled approximately $26.6 million (which amount is reflected in the $1,059.7 million in the prior paragraph) and $93.1 million, respectively. The foregoing amounts exclude $59.3 million of indebtedness relating to our mortgage banking operations and also exclude obligations of our subsidiaries under guarantees given in connection with our revolving credit facility.

Certain Covenants	We will issue the notes under an indenture. The indenture will, among other things, restrict our ability and the ability of our restricted subsidiaries to: • borrow money; • incur certain liens;

• pay dividends on or repurchase our capital stock;

• make investments in subsidiaries that are not restricted or in our unconsolidated joint ventures;

• sell assets;

• enter into certain kinds of transactions with our affiliates; and

• merge with or into other companies.

For more details, see the section “Description of Notes” under the heading “Certain Covenants.”

Use of Proceeds	We intend to use the net proceeds from this offering to redeem in full our 8% senior notes due 2008 and our 8 1/2% senior notes due 2009, and for general corporate purposes. For more details, see the section “Use of Proceeds.”

Risk Factors	See “Risk Factors” on page S-7 of this prospectus supplement for a discussion of factors you should consider carefully before deciding to invest in the notes.

Summary Consolidated Financial Information and Operating Data

The following summary consolidated financial information as of and for the three years in the period ended December 31, 2003 is derived from our audited consolidated financial statements.

	Year Ended December 31,
	2003	2002	2001
	($ in thousands, except per share amounts and average selling prices)
Income Statement Data
Homebuilding:
Revenues	$2,341,180	$1,870,757	$1,375,610
Cost of sales	(1,839,066)	(1,531,879)	(1,091,484)

Gross margin	502,114	338,878	284,126

Selling, general and administrative expenses	(227,831)	(175,218)	(124,468)
Income from unconsolidated joint ventures	60,747	27,616	26,675
Interest expense	(6,847)	(5,489)	(4,158)
Amortization of goodwill	—	—	(2,342)
Other income (expense)	(1,433)	1,746	152

Homebuilding pretax income	326,750	187,533	179,985

Financial Services:
Revenues	18,870	13,856	8,851
Expenses	(14,072)	(9,380)	(6,443)
Income from unconsolidated joint ventures	3,169	2,323	1,713
Other income	381	349	370

Financial services pretax income	8,348	7,148	4,491

Income before taxes	335,098	194,681	184,476
Provision for income taxes	(130,719)	(75,992)	(73,411)

Net income	$204,379	$118,689	$111,065

Earnings Per Share:
Basic	$6.28	$3.78	$3.71
Diluted	$6.08	$3.67	$3.63
Weighted Average Common Shares Outstanding:
Basic	32,555,189	31,399,120	29,931,797
Diluted	33,610,735	32,321,260	30,628,445

Selected Operating Data (unaudited)
New homes delivered:
Southern California	1,980	1,727	1,325
Northern California	627	557	600

Total California	2,607	2,284	1,925

Florida	2,205	1,188	—
Arizona	1,555	1,432	1,067
Carolinas	538	241	—
Texas	421	520	645
Colorado	267	277	380

Consolidated total	7,593	5,942	4,017
Unconsolidated joint ventures (California)(1)	620	323	294

Total(1)	8,213	6,265	4,311

Average selling price of homes delivered:
California (excluding joint ventures)	$521,000	$488,000	$458,000
Florida	$185,000	$197,000	$—
Arizona	$179,000	$173,000	$173,000
Carolinas	$135,000	$142,000	$—
Texas	$268,000	$287,000	$292,000
Colorado	$314,000	$318,000	$316,000
Consolidated (excluding joint ventures)	$305,000	$314,000	$342,000
Unconsolidated joint ventures (California)(1)	$540,000	$532,000	$537,000
Total (including joint ventures)(1)	$323,000	$326,000	$355,000

	Year Ended December 31,
	2003	2002	2001
Selected Operating Data—continued (unaudited)

Net new orders(2):
Southern California	2,008	2,019	1,469
Northern California	857	639	392

Total California	2,865	2,658	1,861

Florida	2,675	1,115	—
Arizona	1,740	1,473	1,176
Carolinas	522	177	—
Texas	459	519	551
Colorado	350	287	310

Consolidated total	8,611	6,229	3,898
Unconsolidated joint ventures (California)(1)	576	583	268

Total(1)	9,187	6,812	4,166

Backlog at period end (in homes)(2):
Consolidated total	4,269	2,929	1,376
Unconsolidated joint ventures (California)(1)	166	267	21

Total(1)	4,435	3,196	1,397

Backlog at period end (estimated dollar values in thousands)(2):
Consolidated total	$1,460,058	$872,694	$433,413
Unconsolidated joint ventures (California)(1)	103,693	139,491	11,994

Total(1)	$1,563,751	$1,012,185	$445,407

	Four Fiscal Quarters Ended
	December 31,
	2003	2002	2001
	($ in thousands)
Other Data
Gross margin percentage	21.4%	18.1%	20.7%
Net cash provided by (used in) operating activities	$10,387	$76,064	$(137,036)
Net cash provided by (used in) investing activities	$(186,976)	$(222,512)	$(5,354)
Net cash provided by (used in) financing activities	$319,421	$164,897	$113,149
Adjusted Homebuilding EBITDA(3)	$403,928	$234,476	$229,958
Homebuilding interest incurred(4)	$76,032	$56,667	$49,478

	At December 31,
	2003	2002	2001
	($ in thousands, except per share amounts)

Selected Balance Sheet Data and Other Financial Data
Inventories	$1,889,020	$1,375,763	$1,119,055
Total assets	$2,460,703	$1,792,126	$1,366,301
Total debt	$1,067,986	$750,981	$629,486
Adjusted Homebuilding Debt(5)	$996,169	$638,993	$545,274
Stockholders’ equity	$1,033,201	$773,758	$573,092
Cash dividends declared per share(6)	$0.32	$0.32	$0.32

(1)	Numbers include total deliveries, orders and backlog of our unconsolidated homebuilding joint ventures. Our ownership interests in these joint ventures vary but are generally less than or equal to 50%. As of December 31, 2003, all of our joint ventures were unconsolidated.

(2)	Orders are typically subject to cancellation and may not result in sales.

(3)	Adjusted Homebuilding EBITDA means net income (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in cost of sales, (d) material noncash impairment charges, if any, (e) homebuilding depreciation and amortization, (f) amortization of stock-based compensation, (g) income from unconsolidated joint ventures and (h) income from our financial services subsidiary.

Other companies may calculate Adjusted Homebuilding EBITDA (or similarly titled measures) differently. We believe Adjusted Homebuilding EBITDA information is useful to investors as a measure of our ability to service debt and obtain financing. However, it should be noted that Adjusted Homebuilding EBITDA is a non-GAAP financial measure. Due to the significance of the GAAP components excluded, Adjusted Homebuilding EBITDA should not be considered in isolation or as an alternative to net income, cash flow from operations or any other operating or liquidity performance measure prescribed by accounting principles generally accepted in the United States.

The tables set forth below reconcile net income and net cash provided by (used in) operating activities, calculated and presented in accordance with accounting principles generally accepted in the United States, to Adjusted Homebuilding EBITDA:

	Four Fiscal Quarters Ended
	December 31,
	2003	2002	2001
	($ in thousands)

Net income	$204,379	$118,689	$111,065
Add:
Cash distributions of income from unconsolidated joint ventures	63,905	18,034	27,876
Income taxes	130,719	75,992	73,411
Homebuilding interest expense	6,847	5,489	4,158
Expensing of previously capitalized interest included in cost of sales	62,607	48,208	39,990
Homebuilding depreciation and amortization	3,310	2,479	4,254
Amortization of stock-based compensation	875	—	—
Less:
Income from unconsolidated joint ventures	63,916	29,939	28,388
Income from financial services subsidiary	4,798	4,476	2,408

Adjusted Homebuilding EBITDA	$403,928	$234,476	$229,958

Net cash provided by (used in) operating activities	$10,387	$76,064	$(137,036)
Add:
Income taxes	130,719	75,992	73,411
Homebuilding interest expense	6,847	5,489	4,158
Expensing of previously capitalized interest included in cost of sales	62,607	48,208	39,990
Less:
Income from financial services subsidiary	4,798	4,476	2,408
Depreciation and amortization from financial services subsidiary	326	199	155
Net changes in operating assets and liabilities:
Mortgages, other notes and receivables	(38,236)	28,437	19,339
Inventories—owned	335,081	(42,472)	237,192
Inventories—not owned	(65,325)	50,270	(3,977)
Deferred income taxes	7,750	(4,417)	5,739
Other assets	(18,081)	17,691	(4,128)
Accounts payable	(5,602)	3,000	12,959
Accrued liabilities	(59,292)	(19,111)	(15,126)
Liabilities from inventories not owned	42,197	—	—

Adjusted Homebuilding EBITDA	$403,928	$234,476	$229,958

(4)	Homebuilding interest incurred represents interest expensed and interest capitalized into real estate inventories for the applicable periods and excludes interest attributable to financial services.

(5)	Adjusted Homebuilding Debt excludes from total debt approximately (a) $59.3 million of indebtedness of our financial services subsidiary and $12.5 million of indebtedness included in liabilities from inventories not owned in our audited consolidated financial statements as of December 31, 2003 and (b) $112.0 million and $84.2 million of indebtedness of our financial services subsidiary in our audited consolidated financial statements as of December 31, 2002 and 2001, respectively. We believe Adjusted Homebuilding Debt information is useful to investors as a measure of our ability to obtain financing. However, it should be noted that Adjusted Homebuilding Debt may be deemed a non-GAAP financial measure. Due to the significance of the components excluded, Adjusted Homebuilding Debt should not be considered in isolation or as an alternative to measures prescribed by accounting principles generally accepted in the United States. Other companies may calculate Adjusted Homebuilding Debt (or similarly titled measures) differently.

(6)	Dividends declared during the years ended December 31, 2003, 2002 and 2001, respectively.

RISK FACTORS

An investment in the notes involves a high degree of risk. Before purchasing the notes, you should carefully consider the risk factors set forth below, as well as the other information included in this prospectus supplement, the accompanying prospectus and the information incorporated by reference.

Risks Relating To Us And Our Business

We have a significant amount of debt, and we can incur significant additional debt in the future. Such a significant amount of debt could harm our financial health and prevent us from fulfilling our obligations under these notes.

We have a significant amount of debt. As of December 31, 2003, our total consolidated indebtedness was approximately $1,068.0 million (excluding trade payables). As of that date, our Adjusted Homebuilding Debt (which is included in total consolidated indebtedness) was approximately $996.2 million (which excludes trade payables, $59.3 million of indebtedness relating to our mortgage financing operations and $12.5 million of indebtedness included in liabilities from inventories not owned). In addition, subject to the restrictions in our revolving credit facility and our note indentures, we may incur significant additional indebtedness. The amount of additional debt we can incur under these restrictions varies over time based on a number of factors, including changes in interest rates, our tangible net worth, and the value and composition of our real estate inventory. In addition, the amount of additional debt we can incur as of a particular date is dependent, in part, on the use of the proceeds of the additional borrowing. Thus any calculation of the amount of additional debt we can incur under these restrictions requires various assumptions and is subject to change. As of December 31, 2003, making assumptions that would result in the largest figure, the amount of additional senior debt we could have incurred under these restrictions was in excess of $1.0 billion. This calculation is based on a number of assumptions and only reflects the amount of senior debt that we could incur without violating the restrictions in our credit facility and indentures (and is not intended as an indication of the amount of additional borrowing that we could in fact obtain from third parties). There is no guarantee that this amount of additional borrowings, or any amounts, would be available to us. In the event such amounts were available to us, if the borrowing of such additional amounts materially altered our debt to capitalization ratio, our debt would likely be downgraded by applicable rating agencies making it more difficult and more expensive to incur additional debt. In addition, as these and other factors change, the amount of additional senior borrowings we could incur under these restrictions could increase or decrease significantly.

Our indebtedness could have important consequences such as:

•	requiring us to dedicate a substantial portion of our cash flows from operations to payments on our debt;

•	limiting our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service and other general corporate requirements;

•	making us more vulnerable to general adverse economic and industry conditions;

•	limiting our flexibility to engage in certain transactions or to plan for, or react to, changes in our business and the homebuilding industry; and

•	putting us at a disadvantage compared to competitors who have less debt.

Our unconsolidated joint ventures also have significant amounts of debt and will likely incur additional debt. Under credit enhancements that we typically provide with respect to joint venture borrowings, we could be required to make additional investments in these joint ventures, either in the form of capital contributions or loan repayments, to reduce these outstanding borrowings. If we were required to make such additional investments in amounts that exceed those permitted under our revolving credit facility or indentures, this could cause a default under the facility or indentures.

Our revolving credit facility and our note indentures impose restrictions on our operations and activities and require us to comply with certain financial covenants. If we fail to comply with these restrictions or covenants, our debt could become due and payable prior to maturity.

An adverse change in economic conditions or interest rates could affect the demand for homes and reduce our earnings.

The homebuilding industry is cyclical. Changes in world, national and local economic conditions affect our business and markets. These could include, for example, the impact on economic conditions of terrorist attacks or outbreak or escalation of armed conflict involving the United States. In particular, declines in consumer confidence or employment levels in our markets or in stock market valuations may adversely affect the demand for homes or increase cancellation rates, thus reducing our sales and earnings.

Our customers typically finance their home purchase through lenders providing mortgage financing. Increases in interest rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs, or the decreased availability of financing, to potential homebuyers. Even if some potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. This could adversely affect the demand for homes or increase cancellation rates, thus reducing our sales and earnings.

In addition, an increase in interest rates would increase our cost of borrowings, which could adversely impact our operating results.

We may need additional funds, and if we are unable to obtain these funds, we may not be able to expand or operate our business as planned or repay or refinance our indebtedness.

Our operations require significant amounts of cash, and we may be required to seek additional capital, whether from sales of equity or by borrowing more money, for the future growth and development of our business, to fund our operations and inventory or to repay our indebtedness, particularly in the event of a market downturn. Although we currently have significant availability under our revolving credit facility, this facility contains a borrowing base provision and financial covenants which limit the amount we can borrow thereunder or from other sources. Moreover, the indentures for the notes and our outstanding notes contain provisions that restrict the debt we may incur in the future. The revolving credit facility and the indentures also limit our investments in unconsolidated joint ventures which limits our use of joint ventures as financing vehicles. In addition, a number of factors could affect our ability to access debt or equity financing, including:

•	our financial condition, strength and credit rating;

•	the financial market’s confidence in our management team and financial reporting;

•	general economic conditions and the conditions in the housing sector; and

•	capital market conditions.

Even if available, additional financing could be costly or have adverse consequences. If additional funds are raised through the issuance of stock, dilution to stockholders will result. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs, may become subject to additional restrictive financial and other covenants, and if our debt to capitalization ratio increases materially, our debt may be downgraded by applicable rating agencies. We can give no assurance as to the terms or availability of additional capital. If we are not successful in obtaining sufficient capital, it could adversely impact our ability to operate our business effectively, which could reduce our sales and earnings and adversely impact our financial position and ability to pay our indebtedness.

We depend on the California market. Any adverse change in the economic climate of California could harm our sales and earnings.

Although we have increased our geographic diversification in recent years, we still conduct a significant portion of our business in California and generate a disproportionate amount of our revenues and profits in the state. Demand for new homes, and in some instances home prices, have declined from time to time in California. For instance, during 2001 and part of 2002, we experienced a slowdown in our Northern California operations. If we experience another slowdown in Northern California or in one or more of our other California markets, our earnings and financial position may be negatively impacted.

States, cities and counties in which we operate may adopt slow growth initiatives reducing our ability to build in these areas, which could harm our future sales and earnings.

Several states, cities and counties in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives and other ballot measures which could negatively impact the availability of land and building opportunities within those localities. For instance, in the State of Florida, a grass roots citizens organization known as “Florida Hometown Democracy,” has launched a statewide effort to adopt a new initiative that would prohibit a local government from amending a comprehensive land use plan without voter approval. If successful, this measure would significantly slow our ability to entitle new projects. Approval of this initiative or other slow or no growth measures would reduce our ability to open new home communities and build and sell homes in the affected markets and create additional costs and administration requirements, which in turn could harm our future sales and earnings.

The market value and availability of land may fluctuate significantly, which could limit our ability to develop new communities and decrease the value of our land holdings.

Our success depends in part upon the continued availability of suitable undeveloped land at acceptable prices. The availability of undeveloped land for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding of land prices and restrictive governmental regulation. Should suitable land opportunities become less available, it could limit our ability to develop new communities, increase land costs and negatively impact our sales and earnings.

In addition, the risk of owning developed and undeveloped land can be substantial for homebuilders. The market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and market conditions. In the event of significant changes in economic or market conditions, we may have to write-down land holdings, write-down or write-off goodwill recorded in connection with acquisitions, write-down our investments in unconsolidated joint ventures, sell homes at a loss and/or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market.

The homebuilding industry is highly competitive and, with more limited resources than some of our current and potential competitors, we may not be able to compete effectively.

The homebuilding industry is highly competitive. We compete with numerous other residential construction firms, including large national and regional firms, for customers, undeveloped land, financing, raw materials and skilled labor. We compete for customers primarily on the basis of the location, design, quality and price of our homes and the availability of mortgage financing. Some of our competitors have substantially larger operations and greater financial resources than we do, and as a result may have lower costs of capital, labor and materials than us, and may be able to compete more effectively for land acquisition opportunities. As a result of an ongoing consolidation trend in the industry, some of these competitors may continue to grow significantly in size. We also compete with the resale of existing homes and rental homes. An oversupply of attractively priced resale or rental homes in the markets in which we operate could adversely affect our ability to sell homes profitably. Our mortgage lending operations are subject to intense competition from other mortgage lenders, many of which are substantially larger and may have a lower cost of funds or effective overhead burden than our lending operations. We also compete with mortgage brokers. This competition can intensify during periods of rising interest rates as refinance business diminishes.

Material and labor shortages could delay or increase the cost of home construction and reduce our sales and earnings.

The residential construction industry experiences serious material and labor shortages from time to time, including shortages in insulation, drywall, cement and lumber. These labor and material shortages can be more severe during periods of strong demand for housing. Some of these materials, including lumber, cement and drywall in particular, have experienced volatile price swings. Such shortages and price increases could cause delays in and increase our costs of home construction which in turn would harm our operating results.

We are subject to extensive government regulation which can increase costs and reduce profitability.

Our homebuilding operations are subject to environmental, building, worker health and safety, zoning and real estate regulations by various federal, state and local authorities. These regulations, which affect all aspects of the homebuilding process, including development, design, construction and sales, can substantially delay or increase the costs of homebuilding activities. In addition, regulations, such as those governing environmental and health matters, may prohibit or severely restrict homebuilding activity in environmentally sensitive regions.

New housing developments, particularly in California where a significant portion of our business is conducted, may be subject to various assessments for schools, parks, streets, highways and other public improvements. The costs of these assessments can be substantial and can cause increases in the effective prices of our homes, which in turn could reduce our sales.

During the development process, we must obtain the approval of numerous governmental authorities which regulate matters such as:

•	permitted land uses, levels of density and architectural designs;

•	the installation of utility services, such as water and waste disposal;

•	the dedication of acreage for open space, parks, schools and other community services; and

•	the preservation of habitat for endangered species and wetlands.

The approval process can be lengthy and cause significant delays in the development process. In addition, changes in local circumstances or laws may require additional approvals or modifications to approvals previously obtained, which can result in further delays and additional expenses. Delays in the development process can cause substantial increases to development costs, which in turn could harm our operating results. There can be no assurance that we will be successful in securing approvals for all of the land we currently control or that there will not be any significant modifications to approvals previously obtained.

In addition, environmental laws may impose liability for the costs of removal or remediation of hazardous or toxic substances. The presence of these substances on a piece of land may increase our costs or delay or prevent us from selling homes thereon. We may also be liable for these substances in land or homes that we have sold in the past.

Our mortgage financing operations are subject to numerous federal, state and local laws and regulations, including eligibility requirements for participation in federal loan programs. Our title insurance agency operations are subject to applicable insurance laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of required licenses and other required approvals, claims for monetary damages or demands for loan repurchase from investors, and rescission or voiding of the loan by the consumer.

Adverse weather conditions and natural disasters may disrupt and delay construction, which could harm our sales and earnings.

We are subject to the risks associated with adverse weather conditions and natural disasters which occur in our markets, including:

•	unusually heavy or prolonged precipitation;

•	hurricanes;

•	earthquakes;

•	fires;

•	floods; and

•	landslides.

These conditions can negatively affect our operations by requiring us to delay or halt construction or to perform potentially costly repairs to our projects under construction and unsold homes. In addition, Arizona, California, Colorado and Florida have periodically experienced drought conditions, which have resulted or could result in water conservation measures and sometimes rationing by municipalities in which we do business. Restrictions by governmental agencies on construction activity as a result of limited water supplies could harm our operating results.

We are subject to product liability and warranty claims arising in the ordinary course of business, which can be costly.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the homebuilding industry and can be costly. While we maintain product liability insurance and generally seek to require our subcontractors and design professionals to indemnify us for liabilities arising from their work, there can be no assurance that these insurance rights and indemnities will be adequate to cover all construction defect and warranty claims for which we may be liable. For example, contractual indemnities can be difficult to enforce, we may be responsible for applicable self-insured retentions and certain claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and availability of product liability insurance for construction defects is currently limited and costly. There can be no assurance that coverage will not be further restricted and become more costly.

We may not be able to successfully identify, complete and integrate future acquisitions, which could harm our profitability.

Our growth strategy includes expanding and diversifying geographically through strategic acquisitions. Successful acquisitions require us to correctly identify appropriate acquisition candidates and to integrate acquired operations and management with our own. Should we make an error in judgment when identifying an acquisition candidate, should the acquired operations not perform as anticipated, or should we fail to successfully integrate acquired operations and management, we will likely fail to realize the benefits we intended to derive from the acquisition and may suffer other adverse consequences. Acquisitions involve a number of other risks, including:

•	the incurrence of substantial transaction costs;

•	diversion of management’s attention from operating our existing business;

•	the assumption of liabilities of an acquired business (including unforeseen liabilities);

•	charges to earnings in the event of any write-down or write-off of goodwill recorded in connection with acquisitions;

•	dilution of existing stockholders if we issue equity securities in acquisitions; and

•	depletion of our cash resources and incurrence of additional indebtedness to fund acquisitions.

We can give no assurance that we will be able to successfully identify, complete and integrate strategic acquisitions.

We are dependent on our senior management and the loss of any of these individuals or an inability to hire additional personnel could adversely effect us.

Our success is dependent upon the management and the leadership skills of members of our senior management. The loss of any of these individuals or an inability to attract and retain additional qualified personnel could adversely affect us. There can be no assurance that we will be able to retain our existing senior management personnel or attract additional qualified personnel.

Risks Relating To The Notes

Your right to receive payments under the notes is effectively junior to our existing and future secured indebtedness and other secured obligations and the existing and future indebtedness of our subsidiaries.

Our subsidiaries are not guaranteeing the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. Assuming we had completed this offering on December 31, 2003, and after giving effect to the application of the estimated net proceeds of this offering, the notes would have been effectively junior to approximately $119.7 million of liabilities of our subsidiaries (excluding $59.3 million of indebtedness relating to our mortgage banking operations and also excluding obligations of our subsidiaries under guarantees given in connection with our revolving credit facility). Our subsidiaries may be permitted to incur substantial additional liabilities in the future under the terms of the indenture.

Additionally, the notes are unsecured obligations and therefore will be effectively subordinated to any existing and future secured indebtedness and other secured obligations we may incur. Assuming we had completed this offering on December 31, 2003, and after giving effect to the application of the estimated net proceeds of this offering, the notes would have been effectively junior to approximately $36.7 million of secured indebtedness (excluding indebtedness relating to our mortgage banking operations). In addition, under certain circumstances, certain of our surety bonds can become secured obligations. We will be permitted to incur additional secured indebtedness and other secured obligations, subject to limitations under the terms of the indenture. If we file for bankruptcy, liquidate or dissolve, our assets would be available to pay obligations in respect of the notes only after we pay all of our secured indebtedness and other secured obligations. We may not have sufficient assets remaining to make any payments in respect of the notes.

Your ability to recover from our former auditors, Arthur Andersen LLP, for any financial misstatements may be limited.

In June 2002, we replaced Arthur Andersen LLP as our independent auditors. Our consolidated balance sheet as of December 31, 2001, and the related consolidated statements of income, stockholders’ equity and cash flows for the period ended December 31, 2001 incorporated by reference in this prospectus supplement and accompanying prospectus were audited by Andersen, as stated in their report dated January 21, 2002. You may not have an effective remedy against Andersen in connection with a material misstatement or omission in those financial statements.

We may be unable to purchase the notes upon a change of control as required by the indenture.

If a change of control occurs as described in the section “Description of Notes—Change of Control,” we will have to offer to purchase the notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. A change of control may also require us to offer to purchase our other outstanding indebtedness and cause a default under our credit facility. As of December 31, 2003, assuming we had completed this offering on that date, and after application of the net proceeds of the notes, the maximum aggregate amount of indebtedness under our indentures and credit facility that we could be required to repurchase or repay upon a change of control was approximately $1,035.3 million. If a purchase or repayment were required under the indentures for our debt, including the indenture governing the notes, or under our credit facility, we can give no assurance that we would have sufficient funds to pay the purchase price for any or all debt that we are required to repurchase or repay. Our inability to purchase the notes upon a change of control would constitute an event of default under the indenture which governs the notes. The change of control feature of our notes could make it more difficult for a third party to acquire us, even if such an acquisition would be beneficial to you and our stockholders.

In addition, the definition of change of control in the indenture includes the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under New York law, the law which governs the indenture. Accordingly, upon a sale of less than all of our assets, the ability of a holder of notes to require us to repurchase such notes may be uncertain.

We could enter into significant transactions that would not constitute a change of control requiring us to repurchase the notes, but that could adversely affect our risk profile.

The indenture governing the notes requires us to offer to repurchase the notes if we enter into a transaction that constitutes a change of control (as defined in the indenture). Nevertheless, we could in the future enter into transactions, such as acquisitions, refinancings, recapitalizations or highly leveraged transactions, that would not constitute a change of control requiring us to repurchase the notes, but that could adversely affect our risk profile. Such transactions could alter our capital structure, including by increasing the amount of our indebtedness outstanding (to the extent permitted by our credit facility and the indentures), alter the nature of our business, adversely affect our credit ratings, or otherwise adversely affect the holders of the notes.

We cannot assure you that an active trading market for the notes will exist if you desire to sell the notes.

We do not intend to apply for listing of these notes on a securities exchange or the Nasdaq. The underwriters have informed us that one or more of the underwriters currently intend to make a market in the notes. However, the underwriters are not obligated to do so and may discontinue any market making at any time without notice. The liquidity of any trading market in the notes, and the market prices quoted for the notes, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that you will be able to sell the notes or that, if you can sell your notes, you will be able to sell them at an acceptable price.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges(1)	5.3x	4.2x	4.6x	4.9x	4.0x

(1)	Ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” means net income (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in costs of sales, (d) interest portion of rent expense, (e) income from unconsolidated joint ventures, and (f) discontinued operations. For this purpose, “fixed charges” means homebuilding interest incurred, whether expensed or capitalized, and the interest portion of rent expense.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the notes will be approximately $297.0 million (net of expenses). We intend to use the net proceeds to redeem in full our 8% senior notes due 2008 and our 8 1/2% senior notes due 2009. The remainder of the net proceeds will be used for general corporate purposes. The redemption payment for our 8% notes will be approximately $104.0 million, including approximately $1.3 million of accrued interest, and the redemption payment for our 8 1/2% notes will be approximately $156.9 million, including approximately $530,000 of accrued interest (in each case assuming the redemption occurs on or about April 16, 2004). Pending use of the net proceeds for these purposes, we intend to invest the net proceeds in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities or U.S. government securities.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis; and

•	on an adjusted basis to reflect the issuance of the notes and the application of a portion of the estimated net proceeds of this offering to redeem in full our 8% Senior Notes due 2008 and our 8 1/2% Senior Notes due 2009.

	As of December 31, 2003
	Actual	As Adjusted
	($ in thousands)
	(unaudited)
Cash and cash equivalents	$170,483	$208,428

Debt:
Revolving credit facility(1)	$—	$—
Trust deed and other notes payable	24,232	24,232
6 1/2% Senior Notes due 2008	150,000	150,000
8% Senior Notes due 2008, net	99,657	—
5 1/8% Senior Notes due 2009	—	150,000
8 1/2% Senior Notes due 2009, net	149,354	—
9 1/2% Senior Notes due 2010	125,000	125,000
6 7/8% Senior Notes due 2011	175,000	175,000
9 1/4% Senior Subordinated Notes due 2012, net	148,936	148,936
7 3/4% Senior Notes due 2013, net	123,990	123,990
6 1/4% Senior Notes due 2014	—	150,000
Indebtedness included in liabilities from inventories not owned(2)	12,500	12,500
Mortgage banking facilities	59,317	59,317

Total debt	1,067,986	1,118,975

Stockholders’ equity:
Preferred Stock, $0.01 par value; 10,000,000 shares authorized; none issued	—	—
Common Stock, $0.01 par value; 100,000,000 shares authorized; 33,862,218 shares issued and outstanding(3)	339	339
Additional paid-in capital(3)	435,164	435,164
Retained earnings(4)	597,698	591,577

Total stockholders’ equity	1,033,201	1,027,080

Total capitalization	$2,101,187	$2,146,055

(1)	At December 31, 2003, there were no amounts outstanding under our revolving credit facility.
(2)	At December 31, 2003, we consolidated seven variable interest entities (“VIEs”) because, as a result of options to purchase land or lots from the selling entities, we were considered the primary beneficiary of these VIEs in accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” an interpretation of ARB No. 51. As a result, included in our condensed consolidated balance sheet at December 31, 2003, is approximately $12.5 million of indebtedness included in liabilities from inventories not owned. Creditors, if any, of these VIEs have no recourse against us. For further information, please see our Annual Report on Form 10-K for the year ended December 31, 2003.
(3)	Excludes 2,917,343 shares of common stock reserved at December 31, 2003 for issuance upon exercise of outstanding options under our stock incentive plans.
(4)	The “as adjusted” retained earnings amount includes $6.1 million in after tax charges related to the early extinguishment of debt arising out of the redemption of our 8% Senior Notes due 2008 and our 8 1/2% Senior Notes due 2009, in each case assuming the redemption occurs on or about April 16, 2004.

DESCRIPTION OF NOTES

The 5 1/8% senior notes due 2009 (the “2009 notes”) and the 6 1/4% senior notes due 2014 (the “2014 notes”) offered hereby are to be issued under an Indenture, dated as of April 1, 1999, as amended by a First Supplemental Indenture, dated as of April 13, 1999, a Second Supplemental Indenture, dated as of September 5, 2000, a Third Supplemental Indenture, dated as of December 28, 2001, a Fourth Supplemental Indenture, dated as of March 4, 2003, a Fifth Supplemental Indenture, dated as of May 12, 2003, a Sixth Supplemental Indenture, dated as of September 23, 2003, a Seventh Supplemental Indenture, dated as of March 11, 2004, pursuant to which the 2009 notes will be issued and an Eighth Supplemental Indenture, also dated as of March 11, 2004, pursuant to which the 2014 notes will be issued (the “Indenture”), between the Company and J.P. Morgan Trust Company, National Association (as successor in interest to Bank One Trust Company, N.A. and the First National Bank of Chicago), as trustee (the “Trustee”).

As used in this “Description of Notes,” the term “Company” refers to Standard Pacific Corp. and not any of its subsidiaries. Certain terms used in the following description are defined under “Certain Definitions” below. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

The following is a summary of the material provisions of the Indenture related to the notes. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The following summary does not purport to be complete and is qualified in its entirety by reference to the Indenture. You are referred to the Indenture and the Trust Indenture Act for a statement thereof. We urge you to read the Indenture. The Company has filed a copy of the Indenture with the Securities and Exchange Commission. A copy of the Indenture may also be obtained from the Company or the underwriters upon request.

General

The notes will:

•	be general unsecured obligations of the Company; and

•	rank equally in right of payment with all existing and future general unsecured obligations of the Company (except for current and future obligations that may be subordinated to the notes).

The 2009 notes will:

•	mature on April 1, 2009; and

•	initially be limited to $150,000,000 aggregate principal amount.

The 2014 notes will:

•	mature on April 1, 2014; and

•	initially be limited to $150,000,000 aggregate principal amount.

Under the Indenture, the Company may “reopen” either series of debt securities constituting the notes and issue additional notes of such series without the consent of the holders of the notes of such series.

Since the operations of the Company are currently conducted in part through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the notes, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively junior to the claims of that subsidiary’s creditors (including trade creditors and, pursuant to the guarantees granted by certain of our subsidiaries to the lenders under our Revolving Credit Facility, such lenders), except to the extent that the Company is itself recognized as a creditor of such subsidiary. In such case, the recognized claims of the Company as a creditor would still be junior to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

Each note will bear interest at the rate per annum shown on the cover page of this prospectus supplement from March 17, 2004. Interest on the notes will be payable on each April 1 and October 1 (each an “Interest Payment Date”), commencing October 1, 2004, to holders of record at the close of business on the March 15 and September 15 immediately preceding such interest payment date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Optional Redemption

Each series of the notes will be redeemable at the option of the Company, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address. Each series of the notes will be redeemable at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum, as determined by the Quotation Agent, as defined below, of the present values of the principal amount of the notes to be redeemed and the remaining scheduled payments of interest thereon from the redemption date to the maturity date of the series of notes to be redeemed, exclusive of interest accrued to the redemption date, which we refer to as the “Remaining Life,” discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of 30-day months) at the Treasury Rate, as defined below, plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer appointed by the Company.

“Reference Treasury Dealer” means each of Credit Suisse First Boston LLC, Banc of America Securities LLC, Banc One Capital Markets, Inc., Comerica Securities, Inc., PNC Capital Markets, Inc. and SunTrust Capital Markets, Inc. and their successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City, a “primary treasury dealer,” the Company will substitute therefor another primary treasury dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the

Comparable Treasury Issue (if no maturity is within three months before or after the stated maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

If less than all of the notes of a series are to be redeemed, the Trustee will select the notes of such series to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate. If money sufficient to pay the redemption price of and accrued interest on all of the notes in a series (or portions thereof) to be redeemed on the redemption date is deposited with the Trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.

The Company may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

Change of Control

Upon the occurrence of a Change of Control, each holder shall have the right to require that the Company repurchase all or a portion of such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the provisions of the next paragraph.

Within 30 days following any Change of Control, the Company shall mail a notice to each holder with a copy to the Trustee stating:

•	that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount outstanding at the repurchase date plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

•	the circumstances and relevant facts and relevant financial information regarding such Change of Control;

•	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

•	the instructions determined by the Company, consistent with the covenant described hereunder, that a holder must follow in order to have its notes repurchased.

The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934, and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

Upon the occurrence of a change of control (which term is defined broadly under the Bank Credit Facility), the agent under the Bank Credit Facility may declare an event of default under the Bank Credit Facility (unless the facility is prepaid and terminated) and any amounts owed thereunder would be due and payable. The occurrence of a Change of Control will also constitute a change of control under the indentures governing the

Outstanding Notes, providing each holder of Outstanding Notes the right to require the Company to repurchase such notes. Future Indebtedness of the Company may also contain prohibitions of certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any repurchases required in connection with a Change of Control. The Company’s failure to purchase the notes in connection with a Change in Control would result in a default under the Indenture which could, in turn, constitute a default under other Indebtedness.

Except as described above, to the extent permitted by the Indenture, the Company could enter into transactions such as acquisitions, refinancings, recapitalizations or highly leveraged transactions that would not result in a Change of Control requiring the Company to repurchase the notes. In addition, the definition of Change of Control in the Indenture includes the sale of “all or substantially all” of the assets of the Company. There is no precise established definition of the phrase “substantially all” under New York law, the law which governs the Indenture. Accordingly, upon a sale of less than all of the assets of the Company, the ability of a holder of notes to require the Company to repurchase such notes may be uncertain.

Certain Covenants

Limitation on Additional Indebtedness

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness unless, after giving effect thereto, either:

•	the ratio of Indebtedness of the Company and the Restricted Subsidiaries (excluding, for purposes of this calculation only, purchase money mortgages that are Non-Recourse Indebtedness), to Consolidated Tangible Net Worth of the Company is less than 2.25 to 1; or

•	the Consolidated Coverage Ratio exceeds 2.0 to 1.

Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may Incur:

(1)	Indebtedness under one or more Bank Credit Facilities in an amount not in excess of $750 million outstanding in the aggregate at any one time;

(2)	purchase money mortgages that are Non-Recourse Indebtedness;

(3)	Indebtedness Incurred under a Warehouse Facility, provided that the amount of such Indebtedness (excluding funding drafts issued thereunder) outstanding at any time pursuant to this clause may not exceed 98% of the value of the Mortgages pledged to secure Indebtedness thereunder;

(4)	Indebtedness Incurred solely for the purpose of refinancing or repaying any existing Indebtedness so long as:

(A)	the principal amount of such new Indebtedness does not exceed the principal amount of the existing Indebtedness refinanced or repaid (plus the premiums or other payments required to be paid in connection with such refinancing or repayment and the expenses incurred in connection therewith);

(B)	the maturity of such new Indebtedness is not earlier than that of the existing Indebtedness to be refinanced or repaid;

(C)	such new Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced or repaid;

(D)	the new Indebtedness ranks equally with or is junior to the Indebtedness being refinanced or repaid; and

(E)	the existing and new Indebtedness are obligations of the same entity; and

(5)	if any Restricted Subsidiary guarantees payment of the notes pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees,” Indebtedness of the Company owed to a Guarantor and Indebtedness of any Guarantor owed to the Company or any other Guarantor; provided that upon any Guarantor ceasing to be a Guarantor or such Indebtedness being owed to any Person other than the Company or a Guarantor, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have Incurred Indebtedness not permitted by this clause (5).

For purposes of determining compliance with this “Limitation on Additional Indebtedness” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Indebtedness permitted in clauses (1) through (5) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify (or later classify or reclassify in whole or in part in its sole discretion) such item of Indebtedness in any manner that complies with this covenant.

The Company and its Subsidiaries will retain the ability to incur significant Indebtedness in accordance with the limitations set forth above.

Limitations on Liens

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, issue, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien or other encumbrance of any nature (herein collectively referred to as a “lien” or “liens”) upon any property of the Company or any Restricted Subsidiary, or on any shares of stock of any Restricted Subsidiary, without in any such case effectively providing that the notes (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary ranking equally with the notes) shall be secured equally and ratably with such Indebtedness, except that the foregoing restrictions shall not apply to:

(1)	liens existing on December 31, 2003;

(2)	pledges, guarantees and deposits under workers’ compensation laws, unemployment insurance laws or similar legislation, good faith deposits under bids, tenders or contracts, deposits to secure public or statutory obligations or appeal or similar bonds, and liens created by special assessment districts used to finance infrastructure improvements;

(3)	liens existing on property or assets of any entity on the date on which it becomes a Restricted Subsidiary, which secured Indebtedness is not Incurred in contemplation of such entity becoming a Restricted Subsidiary;

(4)	liens on or leases of model home units;

(5)	Capitalized Lease Obligations entered into in the ordinary course of business in amounts not in excess of $25 million outstanding in the aggregate at any one time;

(6)	the replacement of any of the items set forth in clauses (1) through (5) above, provided that:

(A)	the principal amount of the Indebtedness secured by liens shall not be increased;

(B)	such Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced;

(C)	the maturity of such Indebtedness is not earlier than that of the Indebtedness to be refinanced; and

(D)	the liens shall be limited to the property or part thereof which secured the lien so replaced or property substituted therefor as a result of the destruction, condemnation or damage of such property;

(7)	liens on property acquired, constructed or improved by the Company or any Restricted Subsidiary, which liens are either existing at the time of such acquisition or at the time of completion of construction or improvement or created within 120 days after such acquisition, completion or improvement, to secure Indebtedness Incurred or assumed to finance all or part of such property, including any increase in the principal amount of such Indebtedness and any extension of the repayment schedule and maturity of such Indebtedness Incurred or entered into in the ordinary course of business;

(8)	liens or priorities incurred in the ordinary course of business, such as laborers’, employees’, carriers’, mechanics’, vendors’, and landlords’ liens or priorities;

(9)	liens for certain taxes and certain survey and title exceptions;

(10)	liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceeding for review and with respect to which it has secured a stay of execution pending such appeal or proceeding for review;

(11)	liens on property owned by any Homebuilding Joint Venture;

(12)	liens securing a Warehouse Facility, provided that such liens shall not extend to any assets other than the mortgages, promissory notes and other collateral that secures mortgage loans made by the Company or any of its Restricted Subsidiaries;

(13)	liens securing the notes and, if any Restricted Subsidiary guarantees payment of the notes pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees,” liens securing any such guarantee; and

(14)	liens which would otherwise be subject to the foregoing restrictions which, when the Indebtedness relating to those liens is added to all other then outstanding Indebtedness of the Company and the Restricted Subsidiaries secured by liens and not listed in clauses (1) through (13) above, does not exceed $100 million.

Limitation on Restricted Payments

The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, directly or indirectly:

(1)	declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem or otherwise acquire or retire for value, any Capital Stock of the Company other than through the issuance solely of the Company’s own Capital Stock (other than Disqualified Stock), or rights thereto;

(2)	make any principal payment on or redeem, repurchase, defease or otherwise acquire or retire for value prior to scheduled principal payments or maturity, Indebtedness of the Company or any Restricted Subsidiary which is expressly subordinated in right of payment to the notes (other than any repayment, redemption, repurchase, defeasance or other retirement that is made substantially concurrent with the receipt of proceeds from the Incurrence of Indebtedness that by its terms is both subordinated in right of payment to the notes and matures, by sinking fund or otherwise, after the earlier of (A) April 1, 2009, with respect to the 2009 notes, and April 1, 2014 with respect to the 2014 notes, and (B) the maturity date of the subordinated Indebtedness being repaid, redeemed, repurchased, defeased or otherwise retired); or

(3)	make any Restricted Investment;

(such payments or any other actions described in (1), (2) and (3), being referred to herein collectively as, “Restricted Payments”) unless:

(A)	at the time of, and after giving effect to, the proposed Restricted Payment, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing;

(B)	the Company is able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Additional Indebtedness”; and

(C)	at the time of, and after giving effect thereto, the sum of the aggregate amount expended (or with respect to guaranties or similar arrangements the amount then guaranteed) for all such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee) subsequent to June 30, 1997 shall not exceed the sum of:

(I)	50% of the aggregate Consolidated Net Income (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis subsequent to June 30, 1997; plus

(II)	the aggregate net proceeds, including the fair market value of property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee), received by the Company from the issuance or sale, after the Original Issue Date, of Capital Stock (other than Disqualified Stock) of the Company, including Capital Stock (other than Disqualified Stock) of the Company issued subsequent to the Original Issue Date upon the conversion of Indebtedness of the Company initially issued for cash; plus

(III)	100% of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) paid to the Company (or any Restricted Subsidiary) by an Unrestricted Subsidiary, Homebuilding Joint Venture or any other Person in which the Company (or any Restricted Subsidiary), directly or indirectly, has an ownership interest but less than an 80% ownership interest to the extent that such dividends or distributions do not exceed the amount of loans, advances or capital contributions made to any such entity or Person subsequent to the Original Issue Date and included in the calculation of Restricted Payments; plus

(IV)	$40 million.

The foregoing shall not prevent:

•	the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration the making of such payment would have complied with the provisions of this limitation on dividends; provided, however, that such dividend shall be included in future calculations of Restricted Payments;

•	the retirement of any shares of the Company’s Capital Stock by exchange for, or out of proceeds of the substantially concurrent sale of, other shares of its Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(II) of the immediately preceding paragraph; or

•	the redemption, repayment, repurchase, defeasance or other retirement of Indebtedness with proceeds received from the substantially concurrent sale of shares of the Company’s Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(II) of the immediately preceding paragraph.

Limitation on Asset Sales

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, make an Asset Disposition, other than for fair market value and in the ordinary course of business, with an aggregate net book value as of the end of the immediately preceding fiscal quarter greater than 10% of the Company’s total consolidated assets as of that date unless:

(1)	the consideration received by the Company (or a Restricted Subsidiary, as the case may be) for such disposition consists of at least 70% cash; provided, however, that the amount of any liabilities assumed by the transferee and any notes or other Obligations received by the Company or a Restricted Subsidiary which are immediately converted into cash shall be deemed to be cash; and

(2)	the Company shall within 390 days after the date of such sale or sales, apply the net proceeds from such sale or sales in excess of an amount equal to 10% of the Company’s total consolidated assets to:

(A)	a purchase of or an Investment in Additional Assets (other than cash or cash equivalents);

(B)	repayments, redemptions or repurchases of indebtedness of the Company which ranks equally with the notes; and/or

(C)	make an offer to acquire all or part of one or both series of the notes (or indebtedness of the Company which ranks equally with the notes) at a purchase price equal to the principal amount thereof plus accrued and unpaid interest thereon to the purchase date.

Any such offer to acquire notes will be mailed not less than 30 days nor more than 60 days prior to the proposed date of purchase to each holder at its last registered address. The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described above by virtue thereof. If an offer hereunder is oversubscribed, the Company shall acquire notes on a pro rata basis or by lot or in such other manner as the Trustee shall deem fair and appropriate.

If the Company is required to make an offer to acquire notes pursuant to this provision, such offer may be subject to the restrictions and limitations that may apply to an offer to purchase notes following a Change of Control. See “Change of Control” and “Risk Factors—We may be unable to purchase the notes upon a change of control as required by the indenture.”

Transactions with Affiliates

The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless the terms thereof:

(1)	are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate; and

(2)	if such Affiliate Transaction (or series of related Affiliate Transactions) involve aggregate payments in an amount in excess of $10 million in any one year:

(A)	are set forth in writing; and

(B)	have been approved by a majority of the disinterested members of the Board of Directors.

The provisions of the foregoing paragraph shall not prohibit:

•	any Restricted Payment permitted to be paid pursuant to the covenant described under “—Limitation on Restricted Payments” above;

•	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise, pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans in the ordinary course of business and approved by the Board of Directors or a committee thereof;

•	the grant of stock options or similar rights to employees and directors of the Company in the ordinary course of business and pursuant to plans approved by the Board of Directors or a committee thereof;

•	loans or advances to employees in the ordinary course of business of the Company or its Restricted Subsidiaries;

•	fees, compensation or employee benefit arrangements paid to and indemnity provided for the benefit of directors, officers or employees of the Company or any Subsidiary in the ordinary course of business; or

•	any Affiliate Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

Limitation on Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary:

(1)	to pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company;

(2)	to make any loans or advances to the Company; or

(3)	transfer any of its property or assets to the Company;

except for:

(A)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Original Issue Date;

(B)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary which was entered into on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of this covenant (or effecting a Refinancing of such Refinancing Indebtedness pursuant to this clause (C)) or contained in any amendment to an agreement referred to in clause (A) or (B) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no more restrictive in any material respect than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements;

(D)	any such encumbrance or restriction consisting of customary contractual non-assignment provisions to the extent such provisions restrict the transfer of rights, duties or obligations under such contract;

(E)	in the case of clause (3) above, restrictions contained in security agreements or mortgages securing Indebtedness or other obligations of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

(F)	any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and

(G)	any restriction imposed by applicable law.

Future Subsidiary Guarantees

The Company shall not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee, assume or in any manner become liable with respect to any of the Outstanding Notes or other notes issued by the Company under an indenture or comparable documents to indentures used in jurisdictions outside of the United States (other than guarantees in existence on the Original Issue Date) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for the guarantee of the notes on the same terms as the guarantee of such Outstanding Notes or other notes issued under an indenture or comparable documents used in jurisdictions outside of the United States (except that the guarantee of the Subordinated Notes shall be subordinated to the guarantee of the notes to the same extent as the Subordinated Notes are subordinated to the notes).

Restricted and Unrestricted Subsidiaries

The Company will not permit any Restricted Subsidiary to be designated as an Unrestricted Subsidiary unless the Company and its Restricted Subsidiaries would thereafter be permitted to

•	incur at least $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Additional Indebtedness” above; and

•	make a Restricted Payment of at least $1.00 pursuant to the first paragraph of the covenant described under “—Limitation on Restricted Payments” above.

The Company will not permit any Unrestricted Subsidiary to be designated as a Restricted Subsidiary unless such Subsidiary has outstanding no Indebtedness except such Indebtedness as the Company could permit it to become liable for immediately after becoming a Restricted Subsidiary under the provisions of the covenant described under “—Limitation on Additional Indebtedness” above.

The Company will not permit Standard Pacific of Texas, L.P., Standard Pacific of Arizona, Inc., Standard Pacific of Colorado, Inc., Westbrooke Homes, Colony Communities, Westfield of the Carolinas, LLC, Westfield Homes of Florida Partnership or Westfield Homes of Southwest Florida Partnership to be designated as an Unrestricted Subsidiary or permit the assets of the Company or any Subsidiary employed in homebuilding operations to be transferred to an Unrestricted Subsidiary, except in amounts permitted under the limitation on Restricted Payments.

Mergers and Sales of Assets by the Company

The Indenture provides that the Company may not consolidate with, merge into or transfer all or substantially all of its assets to another Person unless:

•	such Person (if other than the Company) is a corporation organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Indenture and the notes;

•	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

•

the Consolidated Net Worth of the obligor of the notes immediately after such transaction (exclusive of any adjustments to Consolidated Net Worth relating to transaction costs and accounting adjustments resulting from such transaction) is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and

•	the surviving corporation would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Certain Covenants—Limitation on Additional Indebtedness” above.

Events of Default

The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to a series of the notes, the Trustee or the holders of not less than 25% in aggregate principal amount of such series of the notes may declare the principal amount of such series of notes to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the affected series of the notes may rescind such a declaration.

Under the Indenture, an Event of Default is defined, with respect to each series of the notes, as any of the following:

•	failure by the Company to pay the principal of any note of such series when due;

•	failure by the Company to pay any interest on any note of such series when due, continuing for 30 days;

•	failure by the Company to comply with its other agreements in the notes of such series or the Indenture for the benefit of the holders of such notes upon the receipt by the Company of notice of such Default by the Trustee or the holders of at least 25% in aggregate principal amount of the notes of such series and (except in the case of a default with respect to the covenants described in “—Mergers and Sales of Assets by the Company”) the Company’s failure to cure such Default within 60 days after receipt by the Company of such notice;

•	certain events of bankruptcy or insolvency;

•	default under any mortgage, indenture (including the Indenture) or instrument under which is issued or which secures or evidences Indebtedness of the Company or any Restricted Subsidiary (other than Non-Recourse Indebtedness) which default constitutes a failure to pay principal of such Indebtedness in an amount of $25 million or more when due and payable (other than as a result of acceleration) or results in Indebtedness (other than Non-Recourse Indebtedness) in the aggregate of $25 million or more becoming or being declared due and payable before it would otherwise become due and payable; and

•	entry of a final judgment for the payment of money against the Company or any Restricted Subsidiary in an amount of $5 million or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal such judgment has expired or becomes subject to an enforcement proceeding.

The Trustee shall give notice to holders of the affected series of the notes of any continuing Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, to any Default other than a default in payment of principal of or interest on the notes of such series, if it determines in good faith that withholding the notice is in the interests of the holders.

The holders of a majority in principal amount of each series of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the notes of such series, provided that such directions shall not be in conflict with any law or the Indenture and are subject to certain other limitations. The Trustee may refuse to exercise any right or power under the Indenture at the direction of such holders if the Trustee has not been provided with indemnity satisfactory to it. No holder of notes of either series will have any right to pursue any remedy with respect to the Indenture or the notes of such series, unless:

•	such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the notes of such series;

•	the holders of at least a majority in aggregate principal amount of the outstanding notes of such series shall have made a written request to the Trustee to pursue such remedy;

•	such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee;

•	the Trustee shall have failed to comply with the request within 60 days after receipt of such request and offer of indemnity; and

•	the holders of a majority in aggregate principal amount of the notes of such series have not given the Trustee a direction inconsistent with such request.

Notwithstanding the foregoing, the right of any holder of any note to receive payment of the principal of and interest in respect of such note on the stated maturity expressed in such note or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder’s consent. The holders of at least a majority in aggregate principal amount of the notes of a series may waive an existing Default or Event of Default with respect to the notes of such series and its consequences, other than:

•	any Default or Event of Default in any payment of the principal of or interest on any note of such series; or

•	any Default or Event of Default in respect of certain covenant or provisions in the Indenture which may not be modified without the consent of the holder of each note of such series as described in “Modification and Waiver” below.

The Company is required to deliver to the Trustee an annual statement regarding compliance with the Indenture, and include in such statement, if any Officer of the Company is aware of any Default or Event of Default and a statement describing such Default or Event of Default, if any.

Acceleration

Except with respect to an Event of Default due to certain bankruptcy or insolvency events, if an Event of Default has occurred and is continuing with respect to a series of notes, the Trustee by notice to the Company, or the holders of at least 25% of the outstanding notes of a series by notice to the Company and the Trustee, may declare all notes of such series to be due and payable immediately. If there is an Event of Default due to certain bankruptcy or insolvency events, then the notes, without any declaration, notice or other act on the part of the Trustee and the Company or any holder, shall automatically be due and payable immediately. Holders of a majority in principal amount of outstanding notes of a series may rescind an acceleration and its consequences (other than an acceleration due to nonpayment of principal of, or interest on, the notes of such series), provided that the rescission does not conflict with any judgment or decree and all existing Events of Default (other than non-payment of accelerated principal and premium, if any, with respect to the notes of such series) have been cured or waived.

Defeasance

The Company may terminate all its obligations under the Indenture as they relate to a series of the notes at any time by:

•	depositing in trust with the Trustee, under an irrevocable trust agreement, money or United States government obligations in an amount sufficient to pay principal of and any interest on the notes of such series to their maturity or redemption, and

•	complying with other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the Original Issue Date.

In addition, the Company may terminate its obligations under the Indenture, other than the obligation to pay principal of and any interest on a series of notes and certain other obligations, at any time by:

•	depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and any interest on the notes of such series to their maturity or redemption, and

•	complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

Modification and Waiver

The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the notes:

•	to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the notes of a series or to surrender any right or power conferred in the Indenture upon the Company;

•	to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the notes;

•	to provide for guarantees pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees,” to provide for release of a guarantor in compliance with the Indenture as so modified and to evidence the succession of another corporation to such guarantor and the assumption by it of the obligations of such guarantor under the Indenture and such guarantee;

•	to establish the form or terms of the notes as permitted by Section 9.01(4) of the Indenture;

•	to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to one or both series of the notes and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee;

•	to provide that specific provisions of the Indenture shall not apply to a series of securities not previously issued;

•	to provide for uncertificated securities in addition to or in place of certificated securities;

•	to cure any ambiguity, omission, defect or inconsistency;

•	to secure the notes; or

•	to make any other change that does not adversely affect the rights of any holder.

With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of a series, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to the notes of such series or modify in any manner the rights of the holders of the notes of such series, provided that no such supplemental indenture will, without the consent of the holder of each such note of such series affected thereby:

•	reduce the amount of notes of such series whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest, including default interest, on any note of such series;

•	reduce the principal of or change the fixed maturity of any note of such series or alter the provisions (including related definitions) with respect to redemptions described under “Optional Redemption” or with respect to mandatory offers to repurchase notes of such series described under “Limitations on Asset Sales” or “Change of Control”;

•	make any note of such series payable in money or at a place other than that stated in such note;

•	make any change in the “Waiver of Existing Defaults,” “Rights of Holders to Receive Payment” or the “With Consent of Holders” sections set forth in the Indenture with respect to the notes of such series;

•	adversely modify the ranking or priority of the notes of such series; or

•	waive a continuing Default or Event of Default in the payment of principal of or interest on the notes of such series.

Holders of not less than a majority in principal amount of the outstanding notes of a series may waive certain past Defaults or Events of Default and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the notes of such series.

The Trustee

The Trustee is J.P. Morgan Trust Company, National Association. The Trustee will be permitted to engage in certain transactions with the Company and its subsidiaries; provided, however, if the Trustee acquires any conflicting interest, it must eliminate such conflict or resign upon the occurrence of an Event of Default.

In case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The Trustee may refuse to perform any duty or exercise any right or power under the Indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The laws of the State of New York will govern the Indenture and the notes.

Reports to Holders of the Notes

So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the notes, it will nonetheless continue to furnish information under Section 13 or 15(d) of the Exchange Act to the Commission and the Trustee as if it were subject to such periodic reporting requirements.

Certain Definitions

Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Assets” means:

•	any property or assets (other than Indebtedness and Capital Stock) in a Related Business; or

•	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; provided, however, that any such Restricted Subsidiary is primarily engaged in a Related Business.

For purposes of this definition, “Related Business” means any business related, ancillary or complementary (as defined in good faith by the Board of Directors) to the business of the Company and the Restricted Subsidiaries on the Original Issue Date.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares and, to the extent required by local ownership laws in foreign countries, shares owned by foreign shareholders);

(2)	all or substantially all the assets of any division, business segment or comparable line of business of the Company or any Restricted Subsidiary; or

(3)	any other assets of the Company or any Restricted Subsidiary having a fair market value (as determined in good faith by the Board of Directors) in excess of $1,000,000 disposed of in a single transaction or series of related transactions outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (1), (2) and (3) above, a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary).

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

•	the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment (assuming the exercise by the obligor of such Indebtedness of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such Indebtedness multiplied by the amount of such principal payment by

•	the sum of all such principal payments.

“Bank Credit Facility” means the Revolving Credit Facility, any other bank credit agreement or credit facility entered into in the future by the Company or any Restricted Subsidiary and any other agreement

(including all related ancillary agreements) pursuant to which any of the Indebtedness, Obligations, commitments, costs, expenses, fees, reimbursements and other indemnities payable or owing under the Revolving Credit Facility or any other bank credit agreement or credit facility (or under any subsequent Bank Credit Facility) may be refinanced, restructured, renewed, extended, refunded, replaced or increased, as any such Revolving Credit Facility, bank credit agreement, credit facility or other agreement may from time to time at the option of the parties thereto be amended, renewed, supplemented or otherwise modified.

“Capitalized Lease Obligations” means any obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Change of Control” means the occurrence of any of the following events:

•	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

•	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a majority vote of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

•	the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person, other than any such sale to one or more Restricted Subsidiaries, and in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation, or a parent corporation that owns all of the Capital Stock of such surviving corporation, that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation or such parent corporation, as the case may be.

“Consolidated Coverage Ratio” with respect to the Company as of any date of determination means the ratio of the Company’s EBITDA to its Consolidated Interest Incurred for the four fiscal quarters ending immediately prior to the date of determination. If the Indebtedness which is being Incurred is Incurred in connection with an acquisition by the Company or a Restricted Subsidiary, the Consolidated Coverage Ratio shall be determined after giving effect to both the Consolidated Interest Incurred related to the Incurrence of such Indebtedness and the EBITDA as if the acquisition had occurred at the beginning of the four fiscal quarter period:

•	of the Person becoming a Restricted Subsidiary or

•	in the case of an acquisition of assets that constitute substantially all of an operating unit or business, relating to the assets being acquired by the Company or a Restricted Subsidiary.

“Consolidated Interest Expense” of the Company means, for any period, the aggregate amount of interest which, in accordance with generally accepted accounting principles as in effect on the Original Issue Date, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, the net costs associated with Hedging Obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense), excluding interest expense related to mortgage banking operations, plus the product of

•	cash dividends paid on any Preferred Stock of the Company, times

•	a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

“Consolidated Interest Incurred” of the Company means, for any period, Consolidated Interest Expense, plus or minus without duplication, the difference between capitalized interest for such period and the interest component of cost of goods sold for such period.

“Consolidated Net Income” for any period, means the aggregate of the Net Income of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date, provided that:

(1)	the Net Income of any Person in which the Company or any Restricted Subsidiary has a joint interest with a third party (other than an Unrestricted Subsidiary) shall be included only to the extent of the lesser of:

(A)	the amount of dividends or distributions actually paid to the Company or a Restricted Subsidiary; or

(B)	the Company’s direct or indirect proportionate interest in the Net Income of such Person, provided that, so long as the Company or a Restricted Subsidiary has an unqualified legal right to require the payment of a dividend or distribution, Net Income shall be determined solely pursuant to this clause (B);

(2)	the Net Income of any Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or distributions (the fair value of which, if other than in cash, to be determined by the Board of Directors, in good faith) by such Subsidiary to the Company or to any of its consolidated Restricted Subsidiaries; and

(3)	the Net Income of any Unrestricted Subsidiary, any Homebuilding Joint Venture or any other Person in which the Company or any Restricted Subsidiary has a joint interest with a third party that is not existing on December 31, 2003 shall be included only to the extent that the aggregate amount of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) by such Subsidiary or Homebuilding Joint Venture to the Company or to any of its consolidated Restricted Subsidiaries exceeds the aggregate amount of unpaid loans or advances and unreturned capital contributions made by the Company or any Restricted Subsidiary in or to Subsidiary or Homebuilding Joint Venture.

“Consolidated Net Worth” of the Company means consolidated stockholders’ equity of the Company (less any increase in stockholders’ equity of each of the Unrestricted Subsidiaries subsequent to December 31, 2003 attributable to the Company or any of its Restricted Subsidiaries) as determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date.

“Consolidated Tangible Net Worth” with respect to the Company means the consolidated stockholders’ equity of the Company, as determined in accordance with generally accepted accounting principles as in effect on the date of the issuance of the notes, less:

(1)	that portion of any increase of each of the Unrestricted Subsidiaries’ stockholders’ equity subsequent to December 31, 2003 attributable to the Company or any of its Restricted Subsidiaries, as determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date; and

(2)	the Intangible Assets of the Company and the Restricted Subsidiaries. “Intangible Assets” means the amount (to the extent reflected in determining consolidated stockholders’ equity) of:

(A)	all write-ups (other than write-ups of tangible assets of a going concern business made within twelve months after the acquisition of such business) in the book value of any asset owned by the Company or any Restricted Subsidiary; and

(B)	all goodwill, trade names, trademarks, patents, and other like intangibles.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

•	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

•	is convertible or exchangeable, at the option of the holder thereof, for Indebtedness or Disqualified Stock; or

•	is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to April 1, 2010 for the 2009 notes and April 1, 2015 for the 2014 notes.

Notwithstanding the foregoing, “Disqualified Stock” shall not include Capital Stock which is redeemable solely pursuant to a change in control provision that does not (A) cause such Capital Stock to become redeemable in circumstances which would not constitute a Change of Control and (B) require the Company to pay the redemption price therefor prior to the repurchase date specified under “—Change of Control” above.

“EBITDA” of the Company for any period means the sum of Consolidated Net Income plus Consolidated Interest Expense plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

•	income tax expense;

•	depreciation expense;

•	amortization expense; and

•	all other non-cash items reducing Consolidated Net Income (other than items that will require cash payments in the future and for which an accrual or reserve is, or is required by generally accepted accounting principals as in effect on the date of issuance of the notes to be, made), less all non-cash items increasing Consolidated Net Income, in each case for such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income.

“Guarantor” means any Restricted Subsidiary guaranteeing payment of the notes pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees.”

“Hedging Obligations” of any Person means the net obligations of such Person pursuant to any Interest Rate Agreement or any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

“Homebuilding Joint Venture” means:

•	any Unrestricted Subsidiary; and

•	any Person in which the Company or any of its Subsidiaries has an ownership interest but less than an 80% ownership interest that, in each case, was formed for and is engaged in homebuilding operations.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; provided further, however, that in the case of a discount security, neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” means on any date of determination (without duplication),

(1)	the principal of and premium (if any) in respect of:

(A)	indebtedness of such Person for money borrowed, and

(B)	indebtedness for borrowed money evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(2)	all Capitalized Lease Obligations of such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding accounts payable and accrued expenses arising in the ordinary course of business and which are not more than 90 days past due and not in dispute) which would appear as a liability on a balance sheet of a Person prepared on a consolidated basis in accordance with generally accepted accounting principles, which purchase price or obligation is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services (provided that, in the case of obligations of an acquired Person assumed in connection with an acquisition of such Person, such obligations would constitute Indebtedness of such Person);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(6)	all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

(8)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency, other than a contingency solely within the control of such Person, giving rise to the obligation, of any contingent obligations as described above at such date. However, in the case of any loan to value maintenance agreement (or similar agreement) by which the Company or any Restricted Subsidiary agrees to maintain for a joint venture a minimum ratio of indebtedness outstanding to value of collateral property, only amounts owing by the Company or the Restricted Subsidiary (or which would be owing upon demand of the lender) at such date under such agreements will be included in Indebtedness. In addition, the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such indebtedness at such time as determined in conformity with generally accepted accounting principles.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

“Insolvency or Liquidation Proceeding” means, with respect to any Person, any liquidation, dissolution or winding up of such Person, or any bankruptcy, reorganization, insolvency, receivership or similar proceeding with respect to such Person, whether voluntary or involuntary.

“Mortgage” means a first priority mortgage or first priority deed of trust on improved real property.

“Net Income” of any Person means the net income (loss) of such Person, determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date; excluding, however, from the determination of Net Income all gains (to the extent that they exceed all losses) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale leaseback transactions) of any real property or equipment of such Person, which is not sold or otherwise disposed of in the ordinary course of business, or of any Capital Stock of such Person or its subsidiaries owned by such Person.

“Non-Recourse Indebtedness” means Indebtedness or other obligations secured by a lien on property to the extent that the liability for such Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Subsidiary (other than the Subsidiary which holds title to such property) for any deficiency.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Original Issue Date” means the date of the original issue of the notes offered hereby pursuant to the Indenture.

“Outstanding Notes” means the Company’s 7 3/4% Senior Notes due 2013, the Company’s 9 1/4% Senior Subordinated Notes due 2012, the Company’s 6 7/8% Senior Notes due 2011, the Company’s 9 1/2% Senior Notes due 2010, the Company’s 8 1/2% Senior Notes due 2009, the Company’s 6 1/2% Senior Notes due 2008 and the Company’s 8% Senior Notes due 2008.

“Person” means an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, or government or any agency or political subdivision thereof.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Refinance” means, in respect of Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinancing” shall have a correlative meaning.

“Restricted Investment” means any loan, advance, capital contribution or transfer (including by way of guaranty or other similar arrangement) in or to any Unrestricted Subsidiary, Homebuilding Joint Venture or any Person in which the Company, directly or indirectly, has an ownership interest but less than an 80% ownership interest; provided, however, that loans, advances, capital contributions or transfers (including by way of guaranty or other similar arrangement) to a Homebuilding Joint Venture shall be counted as a Restricted Investment only to the extent that the aggregate at any one time outstanding of all such amounts expended (or with respect to guaranties or similar arrangements the amounts then guaranteed) exceed, subsequent to December 31, 1996, $30 million for any one Homebuilding Joint Venture or 30% of Consolidated Tangible Net Worth in the aggregate for all Homebuilding Joint Ventures. In the case of any loan to value maintenance agreement (or similar agreement) by which the Company or any Restricted Subsidiary agrees to maintain for a joint venture a minimum ratio of indebtedness outstanding to value of collateral property, only amounts owing by the Company or the Restricted Subsidiary (or which would be owing upon demand of the lender) under such agreements will be counted as a Restricted Investment. Restricted Investment shall include the fair market value of the net assets of any Restricted Subsidiary that at any time is designated an Unrestricted Subsidiary. Any property transferred to an Unrestricted Subsidiary, and the net assets of a Restricted Subsidiary that is designated an Unrestricted Subsidiary, shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of the Company in good faith.

“Restricted Subsidiary” means any 80% or more owned Subsidiary that has not been designated an Unrestricted Subsidiary.

“Revolving Credit Facility” means that certain Revolving Credit Agreement (the “Credit Agreement”) dated as of January 29, 2003 among the Company, Bank of America, N.A., Bank One, NA, Guaranty Bank, Washington Mutual Bank, FA, Fleet National Bank, PNC Bank, National Association, U.S. Bank, National Association, Comerica Bank, Bank of the West, Union Bank of California, SunTrust Bank, AmSouth Bank, Credit Suisse First Boston, Cayman Islands Branch, Wells Fargo Bank, National Association and California Bank & Trust and the other Loan Documents (as defined in the Credit Agreement) or other analogous documents entered into in connection with any refinancing, restructuring, renewal, extension, refunding, replacement or increase thereof, as any of the foregoing has been or may from time to time be amended, renewed, supplemented or otherwise modified at the option of the parties thereto (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) and to add any Subsidiary as additional direct obligors thereunder.

“Subordinated Notes” means the Company’s 9 1/4% Senior Subordinated Notes due 2012.

“Subsidiary” means a corporation, a majority of the capital stock with voting power to elect directors of which is directly or indirectly owned by the Company or its Subsidiaries, or any Person in which the Company or its Subsidiaries has at least a majority ownership interest.

“Unrestricted Subsidiary” means

•	any Subsidiary in which the Company, directly or indirectly, has less than a 80% ownership interest,

•	any 80% or more owned Subsidiary which, in accordance with the provisions of the Indenture, has been designated in a resolution adopted by the Board of Directors of the Company as an Unrestricted Subsidiary, in each case unless and until such Subsidiary shall, in accordance with the provisions of the Indenture, be designated by a resolution of the Company as a Restricted Subsidiary; and

•	any 80% or more owned Subsidiary a majority of the Voting Stock of which shall at the time be owned directly or indirectly by one or more Unrestricted Subsidiaries.

At the date of issuance of the notes, the Company will have designated Family Lending Services, Standard Pacific Financing Inc. and Standard Pacific Financing L.P. as Unrestricted Subsidiaries.

“Voting Stock” means, with respect to any Person, securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors of such Person.

“Warehouse Facility” means any bank credit agreement, repurchase agreement or other credit facility entered into to finance the making of Mortgage loans originated by the Company or any of its Subsidiaries.

“Wholly-Owned Subsidiary” means a Subsidiary, all of the Capital Stock (whether or not voting, but exclusive of directors’ qualifying shares) of which is owned by the Company or a Wholly-Owned Subsidiary.

Book-Entry, Delivery and Form

The notes initially will be represented by notes in registered global form (the “Global Notes”). The Global Notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Global Note Holder”). DTC will maintain the notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities.

DTC has advised the Company that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act that was created to hold securities for its participating organizations (collectively, the “Participants” or “DTC’s Participants”) and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. DTC’s Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, securities brokers, dealers and trust companies (collectively, the “Indirect Participants” or “DTC’s Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through DTC’s Participants or DTC’s Indirect Participants.

The Company expects that pursuant to procedures established by DTC:

•	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes; and

•	ownership of beneficial interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of DTC’s Participants), DTC’s Participants and DTC’s Indirect Participants.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Notes will be limited to such extent.

Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or through Indirect Participants.

So long as the Global Note Holder is the registered owner of the Global Notes, the Global Note Holder will be considered the sole holder of outstanding notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have notes registered in their names and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such beneficial ownership interests.

Payments in respect of the principal of, premium, if any, and interest on any Global Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names any notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company or the Trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in the Global Notes (including principal, premium, if any, and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective beneficial interests in the relevant security as shown on the records of DTC. Payments by DTC’s Participants and DTC’s Indirect Participants to the owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC’s Participants or DTC’s Indirect Participants.

A Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC. A Global Note is exchangeable for notes in definitive form only if:

•	the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days; or

•	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of notes in definitive form under the Indenture.

In either instance, upon surrender by the relevant Global Note Holder of its Global Note, notes in definitive form will be issued to each person that such Global Note Holder and DTC identifies as being the beneficial owner of the related notes.

Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the owners of beneficial interests in the Global Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

The Indenture will require that payments in respect of the notes represented by the Global Note (including principal, premium, if any, and interest) be made in same-day funds.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated March 11, 2004, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective principal amounts of the notes:

Underwriter	Principal Amount of 2009 Notes	Principal Amount of 2014 Notes
Credit Suisse First Boston LLC	$75,000,000	$75,000,000
Banc of America Securities LLC	37,500,000	37,500,000
Banc One Capital Markets, Inc.	22,500,000	22,500,000
Comerica Securities, Inc.	5,000,000	5,000,000
PNC Capital Markets, Inc.	5,000,000	5,000,000
SunTrust Capital Markets, Inc.	5,000,000	5,000,000

Total	$150,000,000	$150,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if any underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement. After the initial public offering the underwriters may change the public offering price.

We estimate that our out of pocket expenses for this offering will be approximately $250,000.

The notes are a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obliged to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

In the ordinary course of their respective businesses, the underwriters and certain of their respective affiliates have in the past and may in the future engage in investment banking or other transactions of a financial nature with Standard Pacific, including the provision of certain advisory services and the making of loans to Standard Pacific, for which they have received customary compensation. Affiliates of each of the underwriters are lenders under our revolving credit facility. Also under such facility, Banc of America Securities LLC is sole lead manager and sole book manager, an affiliate of Banc of America Securities LLC is administrative agent, and an affiliate of Banc One Capital Markets, Inc. is syndication agent. In addition, an affiliate of Credit Suisse First Boston LLC is a buyer under one of our mortgage warehouse facilities.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action - Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in the value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

Any of the issuer’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

Relationship with Affiliates of Certain Underwriters

We are in compliance with the terms of the indebtedness owed by us to affiliates of each of the underwriters. The decision of the underwriters to distribute the notes was not influenced by their respective affiliates that are our lenders and those affiliates had no involvement in determining whether or when to distribute the notes under this offering or the terms of this offering. The underwriters will not receive any benefit from this offering other than the underwriting discounts and commission paid by us.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the prospectus and the documents incorporated by reference in them include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts may include forward-looking statements, and the words “anticipate,” “attempt,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “seek,” “will” and similar terms and phrases may identify forward-looking statements.

Forward-looking statements are based on our current expectations or beliefs regarding future events or circumstances, and you should not place undue reliance on these statements. Such statements involve known and unknown risks, uncertainties, assumptions and other factors—many of which are out of our control and difficult to forecast—that may cause actual results to differ materially from those that may be described or implied in the forward-looking statements.

The factors described in this prospectus supplement under the heading “Risk Factors” are among those that may cause actual results to differ materially from the forward-looking statements. Other factors are discussed in our SEC filings, including under the heading “Forward-Looking Statements.” All of our forward-looking statements should be considered in light of these factors.

We assume no, and hereby disclaim any, obligation to update any forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this prospectus supplement. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

Room 1200

450 Fifth Street, N.W.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Standard Pacific Corp., who file electronically with the SEC. The address of that web site is www.sec.gov.

In addition, our common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement. Standard Pacific has filed the following document with the SEC and this document is incorporated herein by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2003.

We also incorporate by reference all documents that we file with the SEC after the date of this prospectus supplement pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering made by this prospectus supplement. Nothing in this prospectus supplement shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference in them shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide to each person to whom a copy of this prospectus supplement is delivered copies of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Clay A. Halvorsen, Secretary

Standard Pacific Corp.

15326 Alton Parkway

Irvine, California 92618

Telephone: (949) 789-1600

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion about the validity of the notes. Robert K. Montgomery, who is a partner of Gibson, Dunn & Crutcher LLP, and members of his family, as of the date of this prospectus supplement, hold approximately 15,000 shares of Standard Pacific common stock. Certain legal matters will be passed upon for the underwriters by O’Melveny & Myers LLP, Los Angeles, California.

P R O S P E C T U S

$514,000,000

STANDARD PACIFIC CORP.

Debt Securities

Preferred Stock

Common Stock

Warrants

1,500,000 Shares of

Common Stock Offered by

Selling Stockholders

This prospectus provides a general description of our debt securities, preferred stock, common stock and warrants that may be offered hereunder from time to time. Each time we sell securities hereunder, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

The aggregate initial offering price of all securities sold by Standard Pacific Corp. under this prospectus will not exceed $514,000,000. In addition, the selling stockholders named in this prospectus may sell up to 1,500,000 shares of our common stock.

The common stock of Standard Pacific Corp. is listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol “SPF.”

Investing in our securities involves a high degree of risk. See “Risk Factors” contained in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 5, 2003.

Unless otherwise indicated or the context otherwise requires, the terms “we,” “us” and “our” refer to Standard Pacific Corp., a Delaware corporation, and its predecessors and consolidated subsidiaries.

We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. The aggregate offering price of all securities that we may sell under this prospectus will not exceed $514,000,000. Such amount may be sold from time to time in any combination of the securities listed below. In addition either or both of the selling stockholders named in this prospectus may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 1,500,000 shares of our common stock.

The types of securities that we may offer and sell from time to time by this prospectus are:

•	our debt securities;

•	our preferred stock;

•	our common stock; and

•	warrants entitling the holders to purchase our common stock, preferred stock or debt securities.

We may sell these securities either separately or in units. We may issue debt securities convertible into shares of our common or preferred stock. The preferred stock issued may also be convertible into shares of our common stock or another series of preferred stock.

This prospectus provides a general description of the securities we may offer hereunder. If required, each time we sell securities hereunder, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In each prospectus supplement, we will include the following information:

•	the type and amount of securities that we propose to sell;

•	the amount of common stock that any selling stockholder proposes to sell;

•	the public offering price of the securities;

•	the names of any underwriters, agents or dealers through or to which the securities will be sold;

•	any compensation of those underwriters, agents or dealers;

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded;

•	any risk factors applicable to the securities that we propose to sell; and

•	any other material information about the offering and sale of the securities.

In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

THE COMPANY

Our Business

We are a leading geographically diversified builder of high-quality single-family homes. We construct homes within a wide range of price and size targeting a broad range of homebuyers. We have operations in major metropolitan areas in California, Texas, Arizona, Colorado, Florida, and the Carolinas and have built homes for more than 53,000 families during our 37-year history. In California, we have over 37 years of operating experience and currently sell homes throughout Southern California and in the San Francisco Bay Area and Sacramento. We have been building homes in Texas for over 20 years, with established operations in Dallas and Austin. In 1998, we entered the Phoenix, Arizona market through the acquisition of an ongoing homebuilding operation and in 2000, we entered the Denver, Colorado market through the acquisition of The Writer Corporation. In 2002, we furthered our geographic diversification by entering the Florida and Carolina markets through the acquisition of three established homebuilders: Westbrooke Homes in South Florida, Colony Homes in Orlando and Westfield Homes in Tampa, Southwest Florida and the Carolinas. We also provide mortgage financing and title services to our homebuyers through our subsidiaries and joint ventures: Family Lending Services, SPH Mortgage, WRT Financial, Westfield Home Mortgage, Universal Land Title of South Florida and SPH Title.

Standard Pacific Corp. was incorporated in the State of Delaware in 1991. Through our predecessors, we commenced homebuilding operations in 1966 with a single tract of land in Orange County, California.

Our principal executive offices are located at 15326 Alton Parkway, Irvine, California 92618, and our telephone number is (949) 789-1600.

USE OF PROCEEDS

Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of the securities offered by this prospectus for general corporate purposes, which may include the acquisition, development and construction of new residential properties, the acquisition of companies or operations in homebuilding and related businesses, or the repayment of existing indebtedness. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges(1)	3.4x	3.3x	4.2x	4.6x	4.9x	4.1x	3.7x

•	(1) Ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” means net income (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in costs of sales, (d) interest portion of rent expense, (e) income from unconsolidated joint ventures, (f) discontinued operations and (g) an extraordinary charge from early extinguishment of debt of $1.3 million, net of taxes, in 1998. For this purpose, “fixed charges” means homebuilding interest incurred, whether expensed or capitalized, and the interest portion of rent expense.

DESCRIPTION OF SECURITIES

The following is a general description of the terms and provisions of the securities we may offer and sell by this prospectus. These summaries are not meant to be complete. This prospectus and the applicable prospectus supplement will contain the material terms and conditions of each security. The prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. Our certificate of incorporation, as amended to date, does not authorize any other classes of capital stock.

Common Stock

We have one existing class of common stock. Holders of shares of our existing common stock are entitled to one vote per share on all matters to be voted upon by our stockholders and may not cumulate votes for the election of directors.

The holders of shares of our existing common stock are entitled to receive ratably dividends as may be declared from time to time by our board of directors out of funds legally available for dividend payments, subject to any dividend preferences of any holders of any other series of common stock and preferred stock. In the event of our liquidation, dissolution or winding up, after full payment of all liabilities and liquidation preferences of any other series of common stock and any preferred stock, the holders of shares of our existing common stock are entitled to share ratably in all remaining assets. Our existing common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of our existing common stock.

Our certificate of incorporation authorizes our board of directors to issue new series of common stock without stockholder approval. Subject to Delaware corporation law, our board of directors may:

•	fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, of any new series of common stock;

•	fix the qualifications, limitations, or restrictions of any new series of common stock, including, without limitation, dividend rights and whether dividends are cumulative;

•	fix the conversion rights, if any, voting rights, including the number of votes, if any, per share, as well as the number of members, if any, of the board or the percentage of members, if any, of the board each class or series of common stock may be entitled to elect;

•	fix the rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any wholly unissued series of common stock;

•	fix the number of shares constituting any series and the designations of each series; and

•	increase or decrease the number of shares of any series of common stock if not below the number of shares of such series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our common stock. Although we currently do not intend to do so, our board, without stockholder approval, may issue a new series of common stock with rights that could negatively affect the voting power or other rights of our existing common stockholders.

Our common stock is listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol “SPF”. Mellon Investor Services LLC is the Transfer Agent and Registrar for our common stock.

Preferred Stock

At the date of this prospectus, no shares of our preferred stock are outstanding. Our board of directors may, without stockholder approval, issue up to 10,000,000 shares of preferred stock in one or more series and, subject to Delaware corporation law, may:

•	fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, of any series of preferred stock;

•	fix the qualifications, limitations, or restrictions thereof, including, without limitation, dividend rights and whether dividends are cumulative;

•	fix the conversion rights, if any, voting rights, including the number of votes, if any, per share, as well as the number of members, if any, of the board or the percentage of members, if any, of the board each class or series of preferred stock may be entitled to elect;

•	fix the rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any wholly unissued series of preferred stock;

•	fix the number of shares constituting any series and the designations of each series; and

•	increase or decrease the number of shares of any series of preferred stock if not below the number of shares of the series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our preferred stock. Although we currently do not intend to do so, our board may issue shares of preferred stock with voting and conversion rights which could negatively affect the voting power or other rights of our common stockholders, and the board could take that action without stockholder approval.

Effect of New Issuance

If the board were to issue a new series of common stock or preferred stock, the issuance of such shares could:

•	decrease the amount of earnings and assets available for distribution to existing common stockholders;

•	make removal of the present management more difficult;

•	result in restrictions upon the payment of dividends and other distributions to the existing common stockholders;

•	delay or prevent a change in control of our company; and

•	limit the price that investors are willing to pay in the future for our existing common stock.

Stockholders Rights Agreement

In December 2001, we entered into a rights agreement pursuant to which our board of directors declared a dividend of one stock purchase right for each outstanding share of our common stock. Each share of our common stock subsequently issued by us (prior to the expiration of the rights agreement or distribution of the rights), including any shares sold pursuant to this prospectus, will likewise have attached a right. In this prospectus, unless the context requires otherwise, all references to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 15% of our outstanding voting stock, will initially entitle the holder to purchase one one-hundredth of one share of our Series A Junior Participating Cumulative preferred stock, at an initial exercise price of $115, subject to adjustment. The rights will become exercisable only after a person or group has acquired, or publicly announced an intention to acquire, 15% or more of our outstanding voting stock. Under some circumstances, including the existence of a 15% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right’s then current exercise price, shares of our common stock having a market value equal to two times the exercise price. If we are acquired by another entity after a party acquires 15% or more of our voting stock, each holder of a right will be entitled to purchase shares of common stock of the acquiring entity having a market value of two times the right’s then current exercise price. The rights may be redeemed at a price of $0.001 until the earlier of ten days after a party acquires 15% or more of our voting stock or we are acquired. The rights will expire on December 31, 2011, unless earlier redeemed, exchanged or exercisable. The rights do not have voting or dividend rights, and until they become exercisable, do not have a dilutive effect on our earnings.

The terms of the rights are fully described in a rights agreement between EquiServe Trust Company, N.A., as rights agent, and us. Until the rights are distributed or expire, any certificates representing shares of common stock we sell pursuant to this prospectus will contain a notation incorporating the rights agreement by reference. You should refer to the rights agreement for a more detailed description of the terms and provisions of the rights. A copy of the rights agreement has been filed with and is publicly available at or from the Securities and Exchange Commission as described under the heading “Where You Can Find More Information” at page 16.

Our rights may make more difficult or discourage an acquisition of the company that is deemed undesirable by our board of directors by causing substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except for an acquisition offer conditioned upon the purchase or redemption of our rights.

Possible Anti-Takeover Effects of Delaware Law and Relevant Provisions of Our Certificate of Incorporation

In addition to our rights agreement, provisions of Delaware law and our certificate of incorporation and bylaws may make more difficult the acquisition of the company by tender offer, a proxy contest or otherwise or the removal of our officers and directors. For example:

•	Section 203 of the Delaware General Corporation Law prohibits certain publicly-held Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years following the time such person became an interested stockholder unless the business combination is approved in a specified manner. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation’s voting stock, or is affiliated with the corporation and owns or owned 15% of the corporation’s voting stock within three years before the business combination. In addition, our certificate of incorporation requires certain approvals for business combinations with a stockholder that owns or owned, within the three-year period prior to the determination time, 5% or more of our voting stock and certain of such stockholder’s affiliates and associates.

•	Our certificate of incorporation provides that our board of directors is divided into three classes, with staggered three-year terms. In addition, our certificate of incorporation provides that our directors may only be removed for cause upon approval of the stockholders. These provisions make it more difficult for our stockholders to replace our board of directors and for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders or another party to effect a change in management.

•	Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent without a meeting. Special meetings of stockholders may be called only by a majority of the members of our board of directors or by a committee thereof which has been duly provided the power and authority to call such meetings.

•	Our certificate of incorporation permits our board of directors to issue a new series of common stock or preferred stock with terms that may make an acquisition by a third party more difficult or less attractive.

•	Our bylaws provide time limitations for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholders’ meetings.

Additionally, our certificate and bylaws require the affirmative vote of the holders of at least a majority of our outstanding voting stock to amend the applicable provisions described above. Copies of our certificate of incorporation and bylaws, each as amended, have been filed with and are publicly available at or from the Securities and Exchange Commission as described under the heading “Where You Can Find More Information” at page 16.

DEBT SECURITIES

We may issue senior, senior subordinated or subordinated debt securities. Senior debt securities will be issued under a senior debt indenture, senior subordinated debt securities under a senior subordinated debt indenture and subordinated debt securities under a subordinated debt indenture. We have filed a senior debt securities indenture, a senior subordinated debt indenture, and the form of a subordinated debt indenture, as exhibits to the registration statement filed with the SEC, of which this prospectus is a part. The debt securities will be issued under the indentures filed, or under new indentures substantially in the form thereof to be entered into with a trustee chosen by us. The senior debt indenture, senior subordinated debt indenture and subordinated debt indenture are collectively referred to in this description as the “indentures.” References to an “indenture” below are references to the senior debt indenture, the senior subordinated debt indenture or the subordinated debt indenture, as applicable, under which a particular debt security is issued. The indentures are governed by the Trust Indenture Act. The indentures may be amended or supplemented from time to time. We will file any new indentures (which will be consistent with the forms filed) and any supplements or amendments to the indentures as exhibits to the registration statement filed with the SEC, of which this prospectus is a part. You may inspect the indentures and all amendments and supplements thereto at the office of the trustee, or as described under the heading “Where You Can Find More Information” at page 16. The prospectus supplement for each series of debt securities will state the name of the trustee for such series.

The following is a summary of the material provisions of the indentures. It does not restate the indentures entirely and is qualified by reference to the indentures and any supplements thereto. We urge you to read the indentures and any supplements thereto.

Terms of the Debt Securities

Our debt securities will be secured or unsecured obligations. We may issue them in one or more series. The indenture does not limit the aggregate amount of debt securities that may be issued under it. Authorizing resolutions or a supplemental indenture will set forth the specific terms of each series of debt securities. The prospectus supplement for each series of debt securities will describe:

•	the title of the debt securities, and whether the debt securities are senior, senior subordinated, or subordinated debt securities;

•	the aggregate principal amount of the debt securities and any limit on the aggregate principal amount of the series of debt securities;

•	the date or dates on which principal of the debt securities will be payable;

•	the rate or rates at which the debt securities will bear any interest, as well as the dates from which interest will accrue, the dates on which interest will be payable and the record date for the interest payable on any payment date;

•	the place or places where principal, and any premium and interest, on the debt securities will be payable and where the debt securities which are in registered form can be presented for registration of transfer or exchange; and the identification of any depositary or depositaries for any global debt securities;

•	any provisions regarding our right to redeem or purchase the debt securities or the right of holders to require us to redeem or purchase the debt securities;

•	any provisions requiring or permitting us to make payments to a sinking fund to be used to purchase or redeem the debt securities;

•	any restrictions upon our ability to incur additional debt;

•	the denominations in which the debt securities are issuable;

•	the currency or currencies in which principal and interest will be payable, if other than United States dollars;

•	any additions to, modifications of or deletions from the terms of the debt securities with respect to events of default or covenants or other provisions set forth in the indenture;

•	whether and upon what terms the debt securities may be defeased if different from the provisions set forth in the indenture;

•	the percentage of the principal amount at which debt securities will be issued and, if other than the full principal amount thereof, the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

•	the nature and terms of the security for any secured debt securities;

•	the specific terms and conditions, if any, upon which the debt securities may be subordinated to our other indebtedness;

•	the amount of our then outstanding debt, both secured and unsecured, that will rank senior to the debt securities, rank equal to the debt securities, and be subordinated to the debt securities;

•	any right of holders of the debt securities to convert them into our common or preferred stock and the terms of any such conversion; and

•	any other material terms of the debt securities, which may be in addition to or different from the terms set forth in the indenture and this prospectus.

Events of Default and Remedies

An event of default with respect to any series of debt securities will be defined in the indenture or applicable supplemental indenture as being:

•	our default in payment when due of the principal of or any premium on any of the debt securities of that series;

•	our default for 30 days in payment of any installment of interest on any debt security of that series;

•	default by us in the observance or performance of certain covenants in the indenture or applicable supplemental indenture relating to that series and, with respect to certain of those covenants, we have not cured such default after 60 days’ notice;

•	certain events involving our bankruptcy, insolvency or reorganization; and

•	any additional events of default set forth in the prospectus supplement applicable to that series of debt securities.

The trustee may withhold notice to the holders of any series of debt securities of any default, except a default in payment of principal or any premium or interest with respect to that series of debt securities, if the trustee considers it in the interest of the holders of the series of debt securities to do so.

If certain events involving bankruptcy, insolvency or reorganization occur, all amounts of principal and interest due to the holders of our debt securities will become immediately due and payable. If any other event of default has occurred and is continuing with respect to any series of debt securities, the trustee or the holders of not less than 25% in principal amount of that series of debt securities then outstanding may declare the principal of all the debt securities of that series to be due and payable immediately. However, the holders of a majority in principal amount of the debt securities of that series then outstanding by written notice to the trustee and to us may waive any event of default with respect to that series of debt securities, other than any continuing event of default in payment of principal or interest. Holders of a majority in principal amount of the then outstanding debt securities of any series may rescind an acceleration with respect to that series and its consequences, except an acceleration due to a default resulting from continuing nonpayment of principal or interest on that series, if the rescission would not conflict with any judgment or decree and if all existing events of default with respect to that series have been cured or waived.

The holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to that series, subject to limitations specified in the indenture or supplemental indenture.

Defeasance

We may terminate all our obligations under the indenture as they relate to any particular series of debt securities, other than the obligation to pay any interest on and the principal of the debt securities of that series and certain other obligations, at any time by:

•	depositing in trust with the trustee, under an irrevocable trust agreement, money or United States government obligations in an amount sufficient to pay principal of and any interest on the debt securities of that series to their maturity, and

•	complying with other conditions, including delivery to the trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

In addition, if there is a change in applicable tax law or we receive an appropriate Internal Revenue Service letter ruling, we may terminate all of our obligations under the indenture as they relate to any particular series of debt securities, including the obligations to pay any interest on and the principal of the debt securities of that series and certain other obligations, at any time by:

•	depositing in trust with the trustee, under an irrevocable trust agreement, money or United States government obligations in an amount sufficient to pay principal of and any interest on the debt securities of that series to their maturity, and

•	complying with other conditions, including delivery to the trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the date of the indenture.

Transfer and Exchange

A holder will be able to transfer or exchange debt securities only in accordance with the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

Amendment, Supplement and Waiver

Without the consent of any holder, we and the trustee may amend or supplement the indenture or the debt securities to:

•	add covenants, agreements and obligations applicable to us for the benefit of the holders of any series of debt securities or to surrender any right or power conferred by the indenture upon us;

•	evidence the assumption by a successor corporation of our obligations under the indenture and any series of debt securities;

•	appoint a successor trustee with respect to any series of debt securities and to add to or change any provision of the indenture as is necessary to provide for or facilitate the administration of any trusts created pursuant to the indenture by more than one trustee;

•	establish the form or terms of any series of unissued debt securities;

•	provide that specific provisions of the indenture will not apply to a particular series of unissued debt securities;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	cure any ambiguity, omission, defect or inconsistency;

•	secure any series of debt securities; or

•	make any change that does not adversely affect the legal rights of any holder of debt securities.

With the exceptions discussed below, we and the trustee may amend or supplement the indenture or the debt securities of a particular series with the consent of the holders of at least a majority in principal amount of the affected series then outstanding. In addition, the holders of a majority in principal amount of the debt securities of that series then outstanding may waive any existing default under, or compliance with, any provision of the indenture relating to a particular series of debt securities, other than any continuing event of default in payment of interest or principal. These consents and waivers may be obtained in connection with a tender offer or exchange offer for debt securities.

Without the consent of each holder affected, we and the trustee may not:

•	reduce the amount of debt securities of any series whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest;

•	reduce the principal of or change the fixed maturity of any debt security or alter any provision with respect to redemptions or mandatory offers to repurchase debt securities;

•	make any debt security payable at a place or in money other than that stated in the debt security;

•	modify certain provisions of the indenture relating to waivers that require the consent of holders;

•	modify the rights of holders to receive payment of principal and interest with respect to any debt security or to bring suit to enforce such payment;

•	adversely modify the ranking or priority of the debt securities; or

•	waive a continuing default in the payment of principal of or interest on the debt securities.

The right of any holder to participate in any consent required or sought pursuant to any provision of the indenture, and our obligation to obtain any consent otherwise required from that holder, may be subject to the requirement that the holder shall have been the holder of record of any debt securities with respect to which the consent is required or sought as of a date identified by the trustee in a notice furnished to holders in accordance with the indenture.

Book-Entry, Delivery and Form

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued in book-entry-form and will be represented by one or more notes in registered global form. The global notes will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC. DTC will maintain the notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities.

Under the terms of the indenture, we and the trustee may treat the persons in whose names any notes, including the global notes, are registered as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Therefore so long as DTC or its nominee is the registered owner of the global notes, DTC or such nominee will be considered the sole holder of outstanding notes under the indenture. We or the trustee may give effect to any written certification, proxy or other authorization furnished by DTC or its nominee.

A global note may not be transferred except as a whole by DTC, its successors or their respective nominees. Interests of beneficial owners in the global note may be transferred or exchanged for definitive securities in accordance with the rules and procedures of DTC. In addition, a global note may be exchangeable for notes in definitive form if:

•	DTC notifies us that it is unwilling or unable to continue as a depositary and we do not appoint a successor within 90 days;

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture; or

•	an event of default has occurred and is continuing and we have received a request to issue definitive securities.

In each instance, upon surrender by DTC or its nominee of the global note, notes in definitive form will be issued to each person that DTC or its nominee identifies as being the beneficial owner of the related notes.

Under the indenture, the holder of any global note may grant proxies and otherwise authorize any person, including its participants and persons who may hold interests through DTC participants, to take any action which a holder is entitled to take under the indenture.

Concerning the Trustee

In case an event of default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The trustee may refuse to perform any duty or exercise any right or power under the indenture, including proceeding to enforce a lien in an event of default, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The laws of the State of New York will govern the indenture and the debt securities.

WARRANTS

We may issue warrants for the purchase of our debt securities, preferred stock, common stock or units of two or more of these types of securities. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from these securities. Each series of warrants will be issued under a separate warrant agreement. We will distribute a prospectus supplement with regard to each issue or series of warrants. Each such prospectus supplement will describe:

•	the title of the warrants;

•	the aggregate number of warrants to be issued and currently outstanding, if any;

•	the price or prices at which the warrants will be issued;

•	the number or principal amount of securities purchasable upon exercise of the warrants and the exercise price of each warrant;

•	the procedures and conditions relating to the exercise of the warrants including:

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	the maximum or minimum number of the warrants which may be exercised at any time; and

•	any limitations relating to the exchange and exercise of such warrants;

•	in the case of warrants to purchase our preferred or common stock, any provisions for adjustment of the number or amount of shares of our preferred or common stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	in the case of warrants to purchase preferred stock, the designation, stated value and terms, such as liquidation, dividend, conversion and voting rights, of the series of preferred stock purchasable upon exercise of the warrants;

•	if applicable, the number of warrants issued with each share of our preferred or common stock or debt securities, and the date on and after which the warrants and the related securities will be separately transferable;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other material terms of such warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase the securities, at the exercise price as shall be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchased upon such exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of the securities purchasable upon exercise, including:

•	in the case of warrants for the purchase of debt securities, the right to receive payments of principal of, or any premium or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants for the purchase of preferred or common stock, the right to vote or to receive any payments of dividends on the preferred or common stock purchasable upon exercise.

Certificates for warrants to purchase securities will be exchangeable for new warrant certificates of different denominations.

SELLING SECURITY HOLDERS

Either or both of the stockholders named below may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 1,500,000 shares of our common stock. Each of the potential selling stockholders is a former director of Standard Pacific Corp. The following table sets forth, as of May 29, 2003, the number of shares of our common stock that each stockholder beneficially owns. The term “selling stockholder” includes each holder listed below and any transferees, pledgees, donees or other successors-in-interest receiving shares from the holder listed below after the date of this prospectus as a gift, pledge or other non-sale related transfer. The selling stockholders may sell, transfer or otherwise dispose of some or all of their shares of common stock in transactions exempt from the registration requirements of the Securities Act. In addition, any or all of the 1,500,000 shares of common stock registered hereunder for sale by the selling stockholders may be offered for sale by either or both of the selling stockholders, to the extent a selling stockholder owns a sufficient number of shares. Accordingly, the number of shares of common stock that will be held by the selling stockholders upon consummation of any sale hereunder is subject to change. This table is based on information supplied to us by the selling stockholders.

	Beneficial Ownership Prior to Offering			Beneficial Ownership if all Shares Being Registered are Sold
Name of Beneficial Owner	Number of Shares	Percent of Class(1)	Number of Shares Being Registered	Number of Shares	Percent of Class(1)
Arthur E. Svendsen(2)	2,300,000	7.1%	1,000,000	1,300,000	4.0%
Donald H. Spengler(3)	553,935	1.7%	500,000	53,935	*

*	Less than 1%.
(1)	The applicable percentage of ownership for each selling stockholder is based on 32,418,732 shares of Standard Pacific Corp. common stock issued and outstanding as of May 29, 2003, together with all stock options currently exercisable or exercisable within 60 days after May 29, 2003, if any, for such selling stockholder.
(2)	Mr. Arthur Svendsen was a director and Chairman of the Board of Standard Pacific Corp. (including its predecessors) from 1961 until he retired in May 2001. Mr. Svendsen also served as our Chief Executive Officer from 1961 until December 1999. Mr. Svendsen was appointed Chairman Emeritus of Standard Pacific Corp. effective as of May 16, 2001. The share number does not include 30,000 shares held beneficially and of record by Martha Ann Svendsen, Mr. Svendsen’s wife. Mr. Svendsen disclaims beneficial ownership of the shares held by his wife.
(3)	Mr. Donald Spengler was a director of Standard Pacific Corp. (including its predecessors) from 1962 until he retired in May 2000. The shares are jointly held with Winifred Ann Spengler, Mr. Spengler’s wife.

If required, information regarding the sale of shares of common stock to be sold by each selling stockholder hereunder, including the number of shares to be sold, will be set forth in one or more prospectus supplements.

PLAN OF DISTRIBUTION

The securities that may be offered by this prospectus may be sold:

•	through agents;

•	to or through underwriters;

•	to or through broker-dealers (acting as agent or principal);

•	directly to purchasers, through a specific bidding or auction process or otherwise; or

•	through a combination of any such methods of sale.

Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or the selling stockholders, from the purchasers of the securities or from both the sellers and the purchasers. The compensation received may be in excess of customary discounts, concessions or commissions. The selling stockholders, and any underwriters, dealers, agents or other investors participating in the distribution of the securities may be deemed to be “underwriters,” as that term is defined in the Securities Act, and compensation and profits received by them on sale of the securities may be deemed to be underwriting commissions, as that term is defined in the rules promulgated under the Securities Act.

Each time the securities are offered by this prospectus, the prospectus supplement, if required, will set forth:

•	the name of any underwriter, dealer or agent involved in the offer and sale of the securities;

•	the terms of the offering;

•	any discounts concessions or commissions and other items constituting compensation received by the underwriters, broker-dealers or agents;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities may be listed; and

•	the anticipated date of delivery of the securities.

The securities may be sold at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The distribution of securities may be effected from time to time in one or more transactions, by means of one or more of the following transactions, which may include crosses or block trades:

•	exchange offers or other transactions on the New York Stock Exchange or any other organized market where the securities may be traded;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions relating to the securities;
•	under delayed delivery contracts or other contractual commitments; or

•	a combination of such methods of sale.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. This prospectus and the prospectus supplement will be used by the underwriters to resell the securities.

To comply with the securities laws of certain states, if applicable, the securities offered by this prospectus will be offered and sold in those states only through registered or licensed brokers or dealers.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us or the selling stockholders to indemnification by us or the selling stockholders against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us or the selling stockholders to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their respective affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Our common stock is listed on the New York Stock Exchange and Pacific Exchange. Unless otherwise specified in the applicable prospectus supplement, each other class or series of securities issued will be a new issue with no established trading market. We may elect to list any other class or series of securities on any exchange, but we are not currently obligated to do so. It is possible that one or more underwriters, if any, may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

We may permit the selling stockholders named herein, or their pledgees or donees, to sell our common stock pursuant to this prospectus. The selling stockholders may only sell pursuant to this prospectus with our consent, which consent may be withheld in our sole discretion. If the selling stockholders sell common stock pursuant to this prospectus, a prospectus supplement will set forth information required by the SEC rules and regulations regarding the selling stockholders. These transactions may involve transfer of the securities upon exercise or settlement of put or call options, or delivery of the securities to replace securities that were previously borrowed from another security holder or a combination of such methods. Selling stockholders may also resell all or a portion of their securities in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conform to the requirements of that rule. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their common stock.

Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC registering the securities that may be offered and sold hereunder. The registration statement, including the exhibits and schedules, contains additional relevant information about us and these securities that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement for further information about us and these securities.

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

Room 1200

450 Fifth Street, N.W.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Standard Pacific Corp., who file electronically with the SEC. The address of that web site is www.sec.gov.

In addition, our common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Current Reports on Form 8-K filed March 7, 2003 and May 13, 2003;

•	the description of our common stock contained in our Registration Statement on Form 8-B (File No. 1-10959), filed December 17, 1991, and any amendments or reports filed for the purpose of updating that description; and

•	the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A (File No. 1-10959), filed December 28, 2001, and any amendments or reports filed for the purpose of updating that description.

We also incorporate by reference all documents that we file with the SEC after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the sale of all securities registered hereunder or termination of the registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in the applicable prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Clay A. Halvorsen, Secretary

Standard Pacific Corp.

15326 Alton Parkway

Irvine, California 92618

Telephone: (949) 789-1600

Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

EXPERTS

Ernst & Young LLP, our independent auditors, have audited our consolidated financial statements as of December 31, 2002 and for the year then ended included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Our financial statements as of and for the years ended December 31, 2000 and 2001 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. In June 2002, we replaced Andersen with Ernst & Young as our auditors for fiscal year 2002. After reasonable efforts, we have been unable to obtain Andersen’s consent to the incorporation by reference into this prospectus of Andersen’s report with respect to our consolidated financial statements as of and for the years ended December 31, 2000 and 2001. Under these circumstances, Rule 437a under the Securities Act permits us to file the registration statement of which this prospectus is a part without a written consent from Andersen. The absence of such consent may limit recovery by investors on certain claims. In particular, and without limitation, investors will not be able to assert claims against Andersen under Section 11 of the Securities Act. In addition, the ability of Andersen to satisfy any claims (including claims arising from Andersen’s provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Andersen.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion with respect to the validity of the securities to be offered and sold by this prospectus. Robert K. Montgomery, a partner of Gibson, Dunn & Crutcher LLP, and members of his family hold approximately 25,000 shares of our common stock on the date of this prospectus. If counsel for any underwriters passes on legal matters in connection with an offering of the securities described in this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

Standard Pacific Corp.